Filed Pursuant to Rule 424(b)(5)
Registration File Number: 333-87912

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 20, 2002)

ICT GROUP, INC.

3,150,000 Shares of Common Stock

We are selling 2,050,000 shares of common stock and the selling shareholders identified in this prospectus supplement are selling 1,100,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling shareholders. Our common stock is listed on The Nasdaq National Market under the symbol “ICTG.” The closing price of our common stock on April 5, 2006 was $26.41.

Investing in our common stock involves risks. See “Risk Factors” section beginning on page S-6 for a description of various risks you should consider in evaluating an investment in our common stock.

	Per Share	Total

Public offering price	$24.00	$75,600,000
Underwriting discount	$ 1.26	$ 3,969,000
Proceeds, before expenses, to us	$22.74	$46,617,000
Proceeds, before expenses, to selling shareholders	$22.74	$25,014,000

The underwriters have a 30-day option to purchase up to 472,500 additional shares from us and the selling shareholders on the same terms set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Robert W. Baird & Co.

William Blair & Company	Canaccord Adams	Craig-Hallum Capital Group LLC

April 6, 2006

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling shareholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is current as of the respective dates such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

The shares should be ready for delivery on or about April 11, 2006 against payment in immediately available funds.

We have registered the following trademarks that are used in this prospectus supplement: ICT™, ICT Group™, ICT Research Services™, ICT/Canada Marketing™, ICT Spantel™, Smartline™, DrMD™ and our logo.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more information, some of which may not apply to this offering or may have been updated in the first part of this prospectus. If the description of this offering or any other matter varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus supplement, and the documents incorporated by reference herein, may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. When used in this prospectus supplement or the documents incorporated by reference, words such as “believe,” “anticipate,” “expect,” “estimate” or “project” or words of similar meaning are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, assumptions and other factors, some of which are beyond our control, that could cause actual results to differ materially from those anticipated as of the date of this prospectus supplement or any document incorporated by reference in this prospectus supplement. Factors that could cause such a variance include those described under the caption “Risk Factors” and elsewhere in this prospectus supplement and under the caption “Disclosure Regarding Forward-Looking Statements” and elsewhere in the accompanying prospectus and in filings made with the Securities and Exchange Commission, or SEC.

We urge you to consider these factors and to review carefully the section “Risk Factors” in this prospectus supplement for a discussion of the key risks of an investment in our common stock. The forward-looking statements included or incorporated by reference in this prospectus supplement are made only as of the date of this prospectus supplement or the date of the incorporated filing, as the case may be, and we undertake no obligation to update publicly these statements to reflect subsequent events or circumstances.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this offering of our common stock, we encourage you to read this prospectus supplement and the accompanying prospectus in their entireties and the other documents to which we have referred you. References in this prospectus supplement to “ICT Group,” “we,” “us” and “our” refer to ICT Group, Inc. and its consolidated subsidiaries, unless the context indicates another meaning.

Our Company

We are a leading global provider of outsourced customer services. Our comprehensive, balanced mix of services includes:

•	Customer Care Services (including customer acquisition, care and retention, technical support, cross-selling and upselling and other back-office business processing services);

•	Telesales; and

•	Marketing and Customer Relationship Management (CRM) Technology Services (including market research, database marketing, data capture and collection, e-mail management and collections).

Our domestic sales force is organized by specific industry verticals, which enables our sales personnel to develop in-depth industry and product knowledge. Several of the industries that we serve are undergoing deregulation and consolidation, which provides us with additional opportunities as businesses search for cost-effective solutions for their customer support needs. The industries we target include:

•	Financial Services and Insurance;

•	Telecommunications and Information Technology;

•	Pharmaceutical and Healthcare Services; and

•	Computer Technology and Consumer Electronics Products and Services.

We invest heavily in system and software technologies designed to improve productivity, thereby lowering the effective cost per contact made or received. Our system and software technologies are also designed to improve sales and customer service effectiveness by providing sales and service representatives with real-time access to customer and product information. We currently offer and/or utilize a comprehensive suite of CRM technologies, available on a hosted basis for use by clients at their own in-house facilities or on a co-sourced basis in conjunction with ICT Group’s fully integrated, web-enabled contact centers. Our technologies include automatic call distribution (ACD) voice processing, interactive voice response (IVR) and advanced speech recognition (ASR), Voice over Internet Protocol (VoIP), contact management, automated e-mail management and processing, sales force and marketing automation, alert notification and web self-help.

We believe that we are one of the first fully automated teleservices companies, and we were among the first such companies to implement predictive dialing technology for outbound telemarketing and market research, provide collaborative web browsing services, and utilize VoIP capabilities. Through our global implementation of VoIP, we have established a redundant voice and data network infrastructure that can seamlessly route inbound and outbound voice traffic to our contact centers worldwide. We do not provide telecommunications or VoIP services to the public.

Industry Overview

As projected by a leading research firm, the Customer Interaction Services (CIS) market will grow at a 14% compound annual growth rate during the period from 2004 to 2009. As defined by the same research firm, the CIS market includes customer service, sales, marketing and technical support/help desk services. The two largest pieces, customer service and sales, have grown steadily at moderate rates, while the marketing and technical support/help desk markets appear to be growing more rapidly. Generally, the marketing segment has experienced higher margins as its services are less commoditized than customer service and telesales.

Outsourced business services have evolved significantly in recent years. Competitive pressures, advancements in technology and an accelerating trend toward outsourcing have resulted in the demand for more complex, interactive and highly customized customer management solutions that employ a combination of onshore, near-shore and offshore facilities. Outsourced service providers are now expected to serve more as a business “partner,” offering their clients value-added strategies rather than traditional commodity-based customer interaction and sales and service support applications.

Notably, the sector is experiencing several growth trends, including a general increase in global outsourcing, vendor consolidation, rapid adoption of new technologies and industry specialization.

Our Business Strategy

We have distinguished ourselves in the industry with our balanced growth strategy, industry expertise, customer-oriented focus, comprehensive portfolio of services, substantial resources across our global operations and technology infrastructure capable of supporting future expansion. We continue to expand our worldwide network of state-of-the-art operations centers in order to deliver globally integrated customer care, end-to-end telesales, and marketing and CRM technology services to meet the specific needs of our clients.

With over 20 years of expertise, we are well positioned for continued growth in a sizeable and growing market. By leveraging our experienced management team, proven business model, global infrastructure, operating and technology investments and expertise in target industries, we intend to strengthen our position as a leading global supplier of integrated outsourced customer services by:

Broadening our Services Platform.  Large multinational companies are looking for a broader complement of services from their external service providers. We will focus on expanding our higher-margin, value-added services to fulfill these broader client needs, helping to differentiate ICT Group from our competitors. We continue to increase revenue from our IVR services for both inbound response and outbound alert applications. We also provide back-office data capture, document imaging, mail processing and time-sensitive transaction printing and fulfillment services. We plan to grow these services and to develop or acquire new services to expand opportunities with both existing and prospective clients.

Focusing on Targeted Vertical Markets.  We have historically targeted specific markets based on our vertical expertise and recognition of important industry-specific trends. Our management believes that these vertical markets have both improving demand characteristics and increased outsourcing needs which offer strong growth opportunities. Currently, we are focused on exploiting opportunities in the financial services, healthcare, telecommunications, technology, energy services, business and consumer services and government markets. We will pursue opportunities both directly as well as through strategic relationships to develop opportunities in these targeted verticals as well as explore and develop new vertical markets.

Maintaining Technology Leadership.  We intend to continue making substantial investments in technology to maintain our information technology (IT) competitive advantage. We have been an industry leader in the implementation of innovative contact center and CRM technologies, including VoIP technology. This has resulted in improved operating efficiencies and cost savings for our clients. We have centralized our contact center technologies in North America into three major hubs, which allows us to provide additional security and redundancy, regardless of where clients’ programs are serviced. We will continue this focus on leading-edge technology, helping to further streamline clients’ operations and yielding us improved operating margins and performance.

Increasing International Presence.  We currently provide services to customers in the United States, Europe, Mexico, Canada, the Philippines and Australia. We plan to continue expanding our offshore operations in the Philippines. As of the end of 2005, we had two contact centers in the Philippines and began operations in a third facility in early 2006. Our offshore services in the Philippines provide a significant cost savings for our clients and will help us continue to attract business from new and existing customers. We intend to expand our operations in the areas in which we currently operate and to explore additional geographic markets in Latin and South America, Europe and Asia, including India.

Leveraging our Existing Infrastructure.  We continue to develop our business process outsourcing capabilities to include such end-to-end services as claims processing, member enrollment, welcome services and other industry-specific back-office business support services across targeted verticals. In so doing, we intend to improve upon current utilization levels and generate margin expansion.

Developing Strategic Alliances and Acquisitions.  We intend to explore strategic alliances with, and select acquisitions of, domestic and international businesses that provide complementary outsourced business marketing and technology-based services. This will enable us to provide a broader mix of services to our clients and to extend our geographic reach in a timely, cost-efficient manner.

Continuing Commitment to Quality Service.  We have consistently emphasized quality service and extensive employee training by investing in quality assurance personnel and procedures. We intend to continue our commitment to providing quality service as well as our quality-focused service process engineering and continuous process development initiatives, as demonstrated by our certification with ISO-9001:2000 standards.

Corporate Information

We were incorporated under the laws of the Commonwealth of Pennsylvania on March 20, 1987. Our principal executive offices are located at 100 Brandywine Boulevard, Newtown, Pennsylvania 18940, and our telephone number is (800) 799-6880.

We maintain a web site on the World Wide Web at www.ictgroup.com. Our web site and the information contained on our web site shall not be deemed to be part of this prospectus supplement. ICT™, ICT Group™, ICT Research Services™, ICT/Canada Marketing™, ICT Spantel™, Smartline™, DrMD™ and our logo are our trademarks or servicemarks. All trademarks, servicemarks or trade names appearing in this prospectus supplement are the property of their respective holders.

The Offering

Common stock offered by us	2,050,000 shares

Common stock offered by the selling shareholders	1,100,000 shares

Common stock to be outstanding after the offering	14,840,750 shares (includes 1,500 shares to be sold by the selling shareholders that will be issued to the selling shareholders upon the exercise of options)

Use of proceeds

We intend to use approximately $35.0 million of the net proceeds to reduce debt under our credit facility. The remainder of the net proceeds will be used for working capital and other general corporate purposes.

We will not receive any proceeds from the sale of shares by the selling shareholders.

Nasdaq National Market symbol	ICTG

Risk factors	See the section entitled “Risk Factors” beginning on page S-6 for a discussion of factors you should consider carefully before deciding to buy our common stock.

The number of shares of common stock outstanding after this offering is based on the actual number of shares outstanding as of December 31, 2005, and excludes:

•	1,164,288 shares of common stock issuable upon exercise of options outstanding as of December 31, 2005 at a weighted average exercise price of $9.61 per share; and

•	969,337 shares of common stock reserved, as of December 31, 2005, for future grants of stock options or restricted common stock purchase rights.

Unless otherwise specifically stated, information throughout this prospectus assumes no exercise of outstanding options to purchase shares of common stock and no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, then we will issue and sell an additional 300,000 shares of our common stock and the selling shareholders will sell an additional 172,500 shares of our common stock, and we will have 15,160,250 shares of our common stock outstanding after the offering (includes 19,500 shares to be sold by the selling shareholders that will be issued to the selling shareholders upon the exercise of options).

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data and operating data for the periods presented below. You should read the summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes to our consolidated financial statements, incorporated by reference herein from our Annual Report on Form 10-K for our fiscal year ended December 31, 2005.

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)
Statement of Operations Data:
Revenue	$401,334	$325,529	$298,142	$298,926	$239,324

Operating expenses:
Cost of services	244,572	194,365	179,679	172,109	133,816
Selling, general and administrative	141,601	123,559	115,273	111,529	91,495
Litigation costs (recoveries) (1)	(3,611)	10,338	4,693	1,200	450
Restructuring charge (reversal) (2)	–	–	(686)	8,894	–

	382,562	328,262	298,959	293,732	225,761

Operating income (loss)	18,772	(2,733)	(817)	5,194	13,563
Interest expense, net	2,464	1,594	1,183	828	1,079

Income (loss) before income taxes	16,308	(4,327)	(2,000)	4,366	12,484
Income tax provision (benefit)	4,133	(1,634)	(856)	1,398	4,506

Net income (loss)	$12,175	$(2,693)	$(1,144)	$2,968	$7,978

Diluted earnings (loss) per share	$0.94	$(0.21)	$(0.09)	$0.23	$0.63

Shares used in computing diluted earnings (loss) per share	12,964	12,571	12,483	13,021	12,682

(1)	See Note 12 to the consolidated financial statements.
(2)	See Note 17 to the consolidated financial statements.

	As of December 31,
	2005	2004	2003	2002	2001
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,428	$11,419	$12,091	$10,779	$7,375
Working capital	56,721	48,739	50,000	45,288	38,766
Total assets	172,759	160,576	135,825	130,818	102,586
Long-term debt, less current maturities	35,000	39,000	30,000	19,000	12,000
Shareholders’ equity	81,012	68,948	70,551	68,036	63,660

RISK FACTORS

Before making an investment in shares of our common stock, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of the following risks occur, our business, financial condition or results of operations will suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

We may not be able to manage our growth effectively, which could adversely affect our results of operations.

We have experienced rapid growth over the past few years and currently expect to continue a high rate of growth. Rapid growth places a significant strain on our management, operations and resources. Our future performance and profitability will depend on our ability to:

•	build our infrastructure to meet the demands of our clients;

•	successfully recruit, train and retain qualified personnel in a cost-effective manner;

•	maintain state-of-the-art technology to compete effectively in the outsourced business service industry;

•	effectively oversee and manage our customer contact centers as we expand geographically, including internationally;

•	effectively manage the growth and implementation of our customer contact centers;

•	successfully introduce newer cost-effective offshore, near-shore and home-shore outsourced business service solutions;

•	select and serve new vertical markets;

•	successfully expand our service offerings from our core business to include enhanced technology, marketing and business process outsourcing services;

•	successfully integrate any acquired businesses;

•	manage our business in light of general economic conditions and conditions which may affect in particular our clients and other companies in the markets we serve;

•	manage our operating costs as we expand and grow our business; and

•	maximize the income tax benefits from the locations in which we operate under tax holidays.

If we are unable to keep pace with technological changes, our business will be harmed.

Our business is highly dependent on our computer and telecommunications equipment and software capabilities. Our failure to maintain the competitiveness of our technological capabilities or to respond effectively to technological changes could have a material adverse effect on our business, results of operations or financial condition. Our continued growth and future profitability will be highly dependent on a number of factors, including our ability to:

•	expand our existing solutions offerings;

•	achieve cost efficiencies in our existing customer contact center operations;

•	introduce new solutions that leverage and respond to changing technological developments; and

•	stay current with technology advances.

There can be no assurance that technologies or services developed by our competitors or vendors will not render our products or services non-competitive or obsolete, that we can successfully develop and market any new services or products, that any such new services or products will be commercially successful or that the integration of automated customer support capabilities will achieve intended cost reductions. In addition, the inability of equipment vendors and service providers to supply equipment and services on a timely basis could harm our operations and financial condition.

Our results of operations may be subject to significant fluctuations.

Our quarterly and annual operating results have fluctuated in the past and may vary in the future due to a wide variety of factors, including:

•	the commencement and expiration or termination of contracts;

•	our revenue mix;

•	the amount and timing of new business;

•	the impact of litigation and associated costs;

•	the financial strength of our clients and the collectibility of our receivables;

•	our ability to successfully open new customer contact centers or to expand existing centers in a timely fashion;

•	the timing of additional selling, general and administrative expenses;

•	competitive conditions in our industry;

•	our sources of pre-tax income, which will impact our overall effective tax rate; and

•	changes in statutory income tax rates and tax laws in the jurisdictions we operate.

Historically, our business has been strongest in the fourth quarter due to the high level of client sales activity during the fall holiday season. In the past, during the first quarter, our business has generally leveled off or slowed from the previous quarter as a result of reduced client sales activity and client transitions to new marketing programs during the first quarter of the calendar year. In addition, we have generally expanded our operations in the first and third quarters, without a commensurate increase in revenues in those quarters, to support anticipated business growth beginning in the second and fourth quarters, respectively. However, more recently, we have experienced quarterly fluctuations in our business as a result of other factors, such as the timing of demand for the particular services we offer in the specific geographical areas we service.

Due to these factors, our quarterly revenues, expenses and results of operations could vary significantly in the future. You should take these factors into account when evaluating past periods and, because of the potential variability in our quarterly results, you should not rely upon results of past periods as an indication of our future performance. In addition, because our operating results may vary significantly from quarter to quarter, results may not meet the expectations of securities analysts and investors, and this could cause the price of our common stock to fluctuate significantly.

Our contracts often are short-term or may be subject to early termination by our clients, which could cause our operating results to fluctuate.

We generally operate under month-to-month contractual relationships with our teleservices clients. The potentially brief duration of certain teleservices programs we implement for clients could cause our operating results to fluctuate. In addition, while our customer care management services unit generally enters into longer-term contractual relationships, those contracts often provide for early termination at the client’s discretion. Certain of those contracts require the client to pay a contractually agreed amount in the event of early termination, but others do not. We cannot assure you that we will be able to collect such amount or that such amount, if received, will sufficiently compensate us for our investment in the canceled program or for the revenues we may lose as a result of early termination.

We generate a significant portion of our revenue from a small number of major clients.

For the year ended December 31, 2005, our top ten clients accounted for 48% of our total revenue. The loss of one or more of these clients or the failure to maintain the current service level volumes for these clients could have a material adverse effect on our business, financial condition and results of operations. Many of our contracts are cancelable by the customer with limited notice, therefore these contracts do not necessarily ensure that we will generate a minimum level of revenue to cover our fixed operating costs.

Our business may be affected by the success of our clients.

In substantially all of our client programs, we generate revenue based, in large part, on the amount of time our customer service representatives devote to our clients’ customers. Consequently, the amount of revenue generated from any particular client program is dependent upon consumers’ interest in, and use of, the client’s products and/or services. There can be no assurance that our clients will continue to market products and services or develop new products and services that require them to use our services.

We depend on particular industries for a majority of our revenues.

We currently generate a majority of our revenues from clients in the financial services and insurance industries, telecommunications and information technology industries and pharmaceutical and healthcare industries. Our growth and financial results are largely dependent on continued demand for our services from clients in these industries and current trends in these industries to outsource certain business services. If any of these industries experience a downturn, our clients in these sectors may do less business with us, or they may elect to perform the services provided by us in-house. If there are any trends in any of these industries to reduce or eliminate the use of outsourced business services, our financial results could be negatively affected. Our revenue by industry is as follows:

	For the Year Ended December 31,
	2005	2004	2003
Financial Services and Insurance	51%	52%	53%
Telecommunications and Information Technology	29%	32%	33%
Pharmaceutical and Health Care	13%	10%	10%
Other	7%	6%	4%

We may be unable to cost-effectively hire or retain qualified personnel, which could materially increase our costs.

Our business is labor intensive and is characterized by high personnel turnover, particularly at new contact centers. Most of our employees receive modest hourly wages and work part time. A higher turnover rate among our employees would increase our recruiting and training costs and decrease operating efficiencies and productivity. Some of our operations require specially trained employees and growth in our business will require us to recruit and train qualified personnel at an accelerated rate from time to time. We may not be able to successfully hire, train and retain sufficient qualified personnel to adequately staff for existing business or future growth, particularly when we undertake new client relationships in industries in which we have not previously provided services. In addition, a significant portion of our costs consists of wages paid to hourly workers. An increase in hourly wages, costs of employee benefits or employment taxes could materially adversely affect us.

Our profitability will be adversely affected if we do not maintain sufficient capacity utilization.

Our profitability is influenced significantly by how we utilize our workstation capacity. We attempt to maximize utilization during all periods. However, because much of our business is inbound, we typically experience significantly higher utilization during peak (weekday) periods than during off-peak (night and weekend) periods. In addition, we have experienced, and in the future may continue to experience, at least in the short-term, idle peak period capacity when we open a new customer interaction center or terminate or complete a large client program. From time to time we assess the expected long-term capacity utilization of our centers. Accordingly, we may, if deemed necessary, consolidate or shutdown under-performing centers in order to maintain or improve targeted utilization and margins. There can be no assurance that we will be able to achieve or maintain optimal customer interaction center capacity utilization.

Interruptions or failures of our technology infrastructure could harm our business and reputation.

We are highly dependent on the stability of our computer and communications equipment, systems and software. These systems could be interrupted by natural disasters, power losses, operating malfunctions or computer viruses and other disruptions caused by unauthorized or illegal access to our systems. If an interruption occurs, the contracts that we have with our clients may provide for damages and for termination or re-negotiation. Our property damage insurance may not adequately compensate us for any losses we may incur. Although we have put in place a disaster recovery program, any interruption in or failure of our technology equipment systems could have a material adverse effect on our business.

A significant interruption in telephone service could harm our business.

Any significant interruption in telephone service or developments that could limit the ability of telephone companies to provide us with increased capacity in the future could harm our existing operations and prospects for future growth.

Any future acquisitions we decide to undertake will involve risks.

We have grown our business primarily through internal expansion, and we expect to continue our growth through both internal expansion and selective acquisitions of companies that would augment our service offerings, facilitate our entry into new sectors and/or geographic markets or otherwise expand our efforts in the outsourced business services market. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities, reach mutually agreeable terms with acquisition candidates or obtain additional financing to pay for any acquisitions that we undertake, if amounts in excess of the availability under our existing credit facility are necessary. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs and cause diversion of our management’s time and resources. Future acquisitions by us could result in:

•	dilutive issuances of equity securities;

•	a decline in our operating results;

•	incurrence of debt and contingent liabilities;

•	recording of goodwill and other intangibles that could become impaired; and

•	other acquisition-related expenses.

Some or all of these items could have a material adverse effect on our business. Any businesses we acquire in the future may not generate sales and profitability sufficient to justify our investment. If we fail to successfully integrate an acquired business, we may not be able to realize the synergies we anticipated in valuing that business. In addition, to the extent that consolidation becomes more prevalent in our industry, the prices for suitable acquisition candidates may increase to unacceptable levels and thus limit our ability to grow through acquisitions.

Our international operations are susceptible to business and political risks that could adversely affect our results of operations.

We have business locations in various countries outside the United States, including Canada, Ireland, the United Kingdom, Australia, Mexico, Barbados and the Philippines. As of December 31, 2005, 50% of our employees are located outside the United States and generate a significant amount of our revenue. Additionally, North American companies have created a demand for offshore customer care outsourcing capacity. As a result, we expect to continue expansion through start-up operations and acquisitions in additional countries. Expansion of our existing international operations and entry into additional countries will require management attention and financial resources. In addition, there are certain risks inherent in conducting business internationally including: the imposition of trade barriers, foreign exchange restrictions, longer payment cycles, greater difficulties in accounts receivable collection, difficulties in complying with a variety of foreign laws, changes in legal or regulatory requirements, difficulties in staffing and managing foreign operations, political instability and potentially adverse tax consequences. To the extent we experience these risks, our business and results of operations could be adversely affected.

We conduct our business in various foreign currencies and are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could impact our results of operations and financial condition. While we do attempt to mitigate some of this risk through hedging arrangements, to the extent these arrangements are ineffective we may not be successful in mitigating this risk. We also are subject to certain exposures arising from the translation and consolidation of the financial results of our foreign subsidiaries. A significant change in the value of the dollar against the currency of one or more countries in which we operate may have a material adverse effect on our results of operations.

Future litigation may result in significant costs for defense purposes or for settlement purposes, both of which may or may not be covered by our current insurance programs. Litigation may also take away management focus from the business and could significantly impact our financial results.

We disclose that our business, not unlike other businesses, may face litigation from time to time. In 2005, we settled a large class action lawsuit for alleged wage rate violations for $14.75 million. Although this specific litigation was resolved, we cannot predict whether any other material suits, claims, or investigations may arise in the future for similar claims. Irrespective of the outcome of any potential lawsuits or potential actions, claims, or investigations relating to the same or any other subject matter, we may incur substantial defense costs and possibly settlement costs, which may or may not be covered in their entirety by insurance. Litigation may also take away management focus from the business, which, in addition to the costs that we may incur, could result in harm to our business, financial condition, results of operations and cash flows.

Our business could be significantly disrupted if we lose members of our management team.

We believe that our success depends to a significant degree upon the continued contributions of our executive officers and other key personnel, both individually and as a group. Our future performance will be substantially dependent on our ability to retain them. The loss of the services of any of our executive officers, particularly John J. Brennan, our Chief Executive Officer, could prevent us from executing our business strategy.

We may not be able to effectively win business against our competition.

The industries in which we compete are highly competitive. We compete with:

•	the in-house business services operations of our clients or potential clients;

•	other outsourced business services providers, some of which have greater resources than we have; and

•	providers of other marketing and CRM formats and, in particular, other forms of direct marketing such as interactive shopping and data collection through television, the internet and other media.

Many businesses that are significant consumers of outsourced business services solutions use more than one outsourced business services solutions firm at a time and reallocate work among various firms from time to time. We and other firms seeking to perform outsourced business services are frequently required to compete with each other as individual programs are initiated. We cannot be certain that we will be able to compete effectively against our current competitors or that additional competitors, some of which may have greater resources than we have, will not enter the industry and compete effectively against us. As competition in the industry increases, we may face increasing pressure on the prices for our services.

If the trend toward outsourcing or the growth in the industries we serve decreases, our growth may suffer.

Our growth depends in part on continued demand for our services prompted by the outsourcing trend, as well as continued growth in the industries we serve. If interest in outsourcing wanes because of economic, political, or other conditions, or if there is a significant downturn in the industries in which we operate, our business and our growth could suffer.

Consumer resistance to our services could harm our industry.

As the outsourced business services industry continues to grow, the effectiveness of CRM solutions as a direct marketing tool may decrease as a result of consumer saturation and increased consumer resistance to customer acquisition activities, particularly direct sales.

Government regulation of our industry and the industries we serve may increase our costs and restrict the operation and growth of our business.

Both the United States Federal and various state governments regulate our business and the outsourced business services industry as a whole. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the FTC to issue regulations restricting certain telemarketing practices and prohibiting misrepresentations in telephone sales. The FTC regulations implementing this Act are commonly referred to as the Telemarketing Sales Rule. Our operations outside the United States are also subject to regulation. Please refer to Part 1, Item 1: “Government Regulation” of our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus supplement, for more detailed information. In addition to current laws, rules and regulations that regulate our business, bills are frequently introduced in Congress to regulate the use of credit information. We cannot predict whether additional Federal or state legislation that regulates our business will be enacted. Additional Federal or state legislation could limit our activities or increase our cost of doing business, which could cause our operating results to suffer.

Several of the industries we serve, particularly the insurance, financial services, pharmaceutical, healthcare and telecommunications industries, are subject to government regulation. We could be subject to a variety of regulatory enforcement or private actions for our failure or the failure of our clients to comply with these regulations. Our results of operations could be adversely impacted if the effect of government regulation of the industries we serve is to reduce the demand for our services or expose us to potential liability. We and our employees who sell insurance products are required to be licensed by various state insurance commissions for the particular type of insurance product sold and to participate in regular continuing education programs. Our participation in these insurance programs requires us to comply with certain state regulations, changes in which could materially increase our operating costs associated with complying with these regulations.

Security and privacy breaches of the systems we use to protect personal data could adversely affect our business, results of operations and financial condition.

Our databases contain personal data of our clients’ customers, including credit card and healthcare information. Any security or privacy breach of these databases could expose us to liability, increase our expenses relating to the resolution of these breaches and deter our clients from selecting our services. Our data security procedures may not effectively address evolving security risks or address the security and privacy concerns of existing or potential clients. Any failures in our security and privacy measures could adversely affect our business, financial condition and results of operations.

We may not be able to adequately protect our proprietary information or technology.

Third parties may infringe upon or misappropriate our trademarks, trade names, trade secrets or other intellectual property rights, which could adversely affect our business, results of operations and financial condition, and litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The steps we have taken to deter misappropriation of our proprietary information and technology or client data may be insufficient to protect us, and we may be unable to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. In addition, because we operate in many foreign jurisdictions, we may not be able to protect our intellectual property in the foreign jurisdictions in which we operate or others.

Our technology and services may infringe upon the intellectual property rights of others.

Third parties may assert claims against us alleging that we are violating or infringing upon their intellectual property rights. Any claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party’s patent, license alternative technology from another party or reduce or modify our product and service offerings. In addition, litigation is time-consuming and expensive to defend and could result in the diversion of our time and resources. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

Terrorism and the possibility of further acts of violence or war may have a material adverse effect on our operations.

Terrorist attacks, such as those that occurred on September 11, 2001, the response by the United States and further acts of violence or war may affect the market on which our common stock trades, the markets in which we operate, our operations and profitability and your investment. Further terrorist attacks against the United States or other countries may occur. The potential near-term and long-term effect of these attacks on our business, the market for our common stock and the global economy is uncertain. The consequences of any terrorist attacks, or any armed conflicts that may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or the trading price of our common stock.

Risks Relating to Our Common Stock

Our Chief Executive Officer and our directors collectively control over 50% of our outstanding common stock.

A Voting Trust controlled by John J. Brennan, our Chief Executive Officer, and his brother Donald P. Brennan, one of our directors, controls approximately 35% of our outstanding common stock. John J. Brennan and Eileen Brennan Oakley, Trustee of the 1996 and 1997 Brennan Family Trusts, have entered into a voting agreement under which the shares of our common stock held by these Trusts, currently about 7% of our outstanding common stock, shall be voted by unanimous consent with John J. Brennan on all matters involving the election of directors. While this voting agreement is in effect, voting of the shares in the Voting Trust on all matters involving the election of directors shall be by the unanimous consent of Ms. Oakley and John J. Brennan. John J. Brennan controls an additional 16% of our outstanding common stock through shares he personally owns and through various voting agreements he has entered into with our employees. As a result, John J. Brennan and Eileen Brennan Oakley have substantial influence in the election of our directors and John J. Brennan and Donald P. Brennan have substantial influence in determining the outcome of other matters requiring shareholder approval.

If either John J. Brennan or Donald P. Brennan ceases to be one of our affiliates, their substantial holdings could be sold in the public market without restriction, which could then lower the market price of our common stock.

Our stock price has been and may continue to be highly volatile.

From January 1, 2004 through April 5, 2006, the closing sales prices of our common stock fluctuated from a low of $6.38 to a high of $27.76. Because much of our common stock is owned by affiliates, the number of shares that is subject to daily trading on the market is limited. Therefore, the volatility of our stock price is exacerbated by relatively low trading volumes. The market price of our common stock may continue to be volatile and may be significantly affected by:

•	actual or anticipated fluctuations in our operating results;

•	announcements of new services by us or our competitors;

•	developments with respect to conditions and trends in our industry or in the industries we serve;

•	governmental regulation;

•	general market conditions;

•	the loss of a significant client or a significant change in the volume of services we provide to a client;

•	levels of liquidity in our stock’s trading volumes; and

•	other factors, many of which are beyond our control.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the price at which you purchased it. In addition, the stock market has, recently and from time to time, experienced significant price and volume fluctuations that have adversely affected the market prices of securities of companies without regard to their operating performances.

Anti-takeover provisions in our articles of incorporation, bylaws and Pennsylvania law and the right of our board of directors to issue preferred stock without shareholder approval could make a third-party acquisition of us difficult.

Provisions of our articles of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt not approved by our board of directors, including those made at a premium over the prevailing market price of the common stock held by shareholders.

Our classified board of directors, limitations on calling a special meeting of our shareholders and the authority of our board to issue preferred stock and establish certain rights, preferences, privileges, limitations and other special rights thereof without any further vote or action by our shareholders could have the effect of delaying, impeding or discouraging the acquisition of control of us in a transaction not approved by our board of directors. Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, or the PBCL, which is applicable to us, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

In general, Subchapter F of Chapter 25 of the PBCL delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and us, unless prior approval of our board of directors is given. The term “business combination” is defined broadly to include various merger, consolidation, division, exchange, or sale transactions, including transactions using our assets for purchase price amortization or refinancing purposes. An “interested shareholder,” in general, would be a beneficial owner of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors.

We do not intend to pay dividends. As a result, shareholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. Moreover, we currently intend to retain any future earnings to finance future growth and working capital needs and, therefore, do not anticipate paying any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which shareholders have purchased their shares.

USE OF PROCEEDS

We will receive approximately $46.1 million of net proceeds from the sale of common stock by us in this offering (assuming no exercise of the underwriters’ over-allotment option), after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by the selling shareholders in this offering.

We intend to use a portion of the net proceeds we receive in this offering to repay all of our outstanding debt under our credit facility. As of December 31, 2005, we had $35.0 million of total debt outstanding under our credit facility. As of that date, the weighted average interest rate we paid under our credit facility was 5.86%. The debt outstanding under our credit facility matures on June 24, 2010.

We expect to use the balance of the net proceeds we receive in this offering for working capital and other general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on The Nasdaq National Market under the symbol “ICTG.” The following table sets forth the high and low closing prices of our common stock as reported by The Nasdaq National Market for each of the calendar quarters noted below.

Price of Common Stock

	High	Low
Calendar 2004
First Quarter	$15.10	$10.49
Second Quarter	13.97	9.09
Third Quarter	10.00	6.38
Fourth Quarter	10.27	7.18

Calendar 2005
First Quarter	$11.99	$8.40
Second Quarter	11.30	8.65
Third Quarter	12.75	9.10
Fourth Quarter	17.43	11.31

Calendar 2006
First Quarter	$27.76	$15.73
Second Quarter (through April 5, 2006)	26.41	25.64

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our common stock for the foreseeable future.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2005 on an actual basis, and as adjusted to give effect to the sale of 2,050,000 shares of common stock by us at a public offering price of $24.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us and after applying a portion of our net proceeds from this offering to the repayment of $35.0 million of indebtedness under our credit facility as if each had occurred on December 31, 2005. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements, including the related notes to our consolidated financial statements, incorporated by reference herein from our Annual Report on Form 10-K for our fiscal year ended December 31, 2005.

	As of December 31, 2005
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$10,428	$21,545

Total debt (1)	35,000	–

Shareholders’ equity (2):
Common stock, $0.01 par value; 40,000,000 shares authorized; 12,789,250 shares issued and outstanding and 14,840,750 shares issued and outstanding, as adjusted (3)	$128	$149
Additional paid-in capital	51,791	97,887
Retained earnings	27,566	27,566
Accumulated other comprehensive income	1,527	1,527

Total shareholders’ equity	81,012	127,129

Total capitalization	$116,012	$127,129

(1)	Total debt includes long-term debt. There are no current maturities of long-term debt.
(2)	In addition, we have 5,000,000 shares of authorized preferred stock. As none have ever been issued, however, they have not been included in this table.
(3)	Assumes that the underwriters will not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, then we will issue and sell an additional 300,000 shares of our common stock, and the selling shareholders will sell an additional 19,500 shares that we will issue to them upon the exercise of options.

BUSINESS

Our Company

We are a leading global provider of outsourced customer services. Our comprehensive, balanced mix of services includes:

•	Customer Care Services (including customer acquisition, care and retention, technical support, cross-selling and upselling and other back-office business processing services);

•	Telesales; and

•	Marketing and Customer Relationship Management (CRM) Technology Services (including market research, database marketing, data capture and collection, e-mail management and collections).

Our domestic sales force is organized by specific industry verticals, which enables our sales personnel to develop in-depth industry and product knowledge. Several of the industries that we serve are undergoing deregulation and consolidation, which provides us with additional opportunities as businesses search for cost-effective solutions for their customer support needs. The industries we target include:

•	Financial Services and Insurance;

•	Telecommunications and Information Technology;

•	Pharmaceutical and Healthcare Services; and

•	Computer Technology and Consumer Electronics Products and Services.

We invest heavily in system and software technologies designed to improve operations center productivity, thereby lowering the effective cost per contact made or received. Our system and software technologies are also designed to improve sales and customer service effectiveness by providing sales and service representatives with real-time access to customer and product information. We currently utilize a comprehensive suite of CRM technologies, available on a hosted basis for use by clients at their own in-house facilities or on a co-sourced basis in conjunction with ICT Group’s fully integrated, web-enabled contact centers. Our technologies include automatic call distribution (ACD) voice processing, interactive voice response (IVR) and advanced speech recognition (ASR), Voice over Internet Protocol (VoIP), contact management, automated e-mail management and processing, sales force and marketing automation, alert notification, and web self-help.

We believe that we are one of the first fully automated teleservices companies, and we were among the first such companies to implement predictive dialing technology for outbound telemarketing and market research, provide collaborative web browsing services, and utilize VoIP capabilities. Through our global implementation of VoIP, we have established a redundant voice and data network infrastructure that can seamlessly route inbound and outbound voice traffic to our contact centers worldwide. We do not provide telecommunications or VoIP services to the public.

Industry Overview

As projected by a leading research firm, the Customer Interaction Services (CIS) market will grow at a 14% compound annual growth rate during the period from 2004 to 2009. As defined by the same research firm, the CIS market includes customer service, sales, marketing and technical support/help desk services. The two largest pieces, customer service and sales, have grown steadily at moderate rates, while the marketing and technical support/help desk markets appear to be growing more rapidly. Generally, the marketing segment has experienced higher margins as its services are less commoditized than customer service and telesales.

Outsourced business services have evolved significantly in recent years. Competitive pressures, advancements in technology and an accelerating trend toward outsourcing have resulted in the demand for more complex, interactive and highly customized customer management solutions that employ a combination of onshore, near-shore and offshore facilities. Outsourced service providers are now expected to serve more as a business “partner,” offering their clients value-added strategies rather than traditional commodity-based customer interaction and sales and service support applications.

Notably, the sector is experiencing several growth trends, including a general increase in global outsourcing, vendor consolidation, rapid adoption of new technologies and industry specialization.

Our Business Strategy

We have distinguished ourselves in the industry with our balanced growth strategy, industry expertise, customer-oriented focus, comprehensive portfolio of services, substantial resources across global operations and technology infrastructure capable of supporting future expansion. We continue to expand our worldwide network of state-of-the-art operations centers in order to deliver globally integrated customer care, end-to-end telesales, and marketing and CRM technology services to meet the specific needs of our clients.

With over 20 years of expertise, we are well positioned for continued growth in a sizeable and growing market. By leveraging our experienced management team, proven business model, global infrastructure, operating and technology investments and expertise in target industries, we intend to strengthen our position as a leading global supplier of integrated outsourced customer care services by:

Broadening our Services Platform.  Large multinational companies are looking for a broader complement of services from their external service providers. We will focus on expanding our higher-margin, value-added services to fulfill these broader client needs, helping to differentiate ICT Group from our competitors. We continue to increase revenue from our IVR services for both inbound response and outbound alert applications. We also provide back-office data capture, document imaging, mail processing and time-sensitive transaction printing and fulfillment services. We plan to grow these services and to develop or acquire new services to expand opportunities with both existing and prospective clients.

Focusing on Targeted Vertical Markets.  We have historically targeted specific markets based on our vertical expertise and recognition of important industry-specific trends. Our management believes that these vertical markets have both improving demand characteristics and increased outsourcing needs which offer strong growth opportunities. Currently, we are focused on exploiting opportunities in the financial services, healthcare, telecommunications, technology, energy services, business and consumer services and government markets. We will pursue opportunities both directly as well as through strategic relationships to develop opportunities in these targeted verticals as well as explore and develop new vertical markets.

Maintaining Technology Leadership.  We intend to continue making substantial investments in technology to maintain our information technology (IT) competitive advantage. We have been an industry leader in the implementation of innovative contact center and CRM technologies, including VoIP technology. This has resulted in improved operating efficiencies and cost savings for our clients. We have centralized our contact center technologies in North America into three major hubs, which allows us to provide additional security and redundancy, regardless of where clients programs are operated. We will continue this focus on leading-edge technology, helping to further streamline clients’ operations and yielding us improved operating margins and performance.

Increasing International Presence.  We currently provide services to customers in the United States, Europe, Mexico, Canada, the Philippines and Australia. We plan to continue expanding our offshore operations in the Philippines. As of the end of 2005, we had two contact centers in the Philippines and began operations in a third facility in early 2006. Our offshore services in the Philippines provide a significant cost savings for our clients and will help us continue to attract business from new and existing customers. We intend to expand our operations in the areas in which we currently operate and to explore additional geographic markets in Latin and South America, Europe and Asia, including India.

Leveraging our Existing Infrastructure.  We continue to develop our business process outsourcing capabilities to include such end-to-end services as claims processing, member enrollment, welcome services and other industry-specific back-office business support services across targeted verticals. In so doing, we intend to improve upon current utilization levels and generate margin expansion.

Developing Strategic Alliances and Acquisitions.  We intend to explore strategic alliances with, and select acquisitions of, domestic and international businesses that provide complementary outsourced business marketing and technology-based services. This will enable us to provide a broader mix of services to our clients and to broaden our geographic reach in a timely, cost-efficient manner.

Continuing Commitment to Quality Service.  We have consistently emphasized quality service and extensive employee training by investing in quality assurance personnel and procedures. We intend to continue our commitment to providing quality service as well as our quality-focused service process engineering and continuous process development initiatives, as demonstrated by our certification with ISO-9001:2000 standards.

Our Services

Our services are provided through contact centers located across the globe and include customer care/retention, technical support and customer acquisition, cross-selling/upselling as well as market research, database marketing, data capture/collection, e-mail management, collections and other back-office business processing services and CRM technology hosting on behalf of customers operating in our target industries. Recent technological advancements have allowed us to better manage production output at each operations center by routing customer interactions to different centers depending on required skills and capacity. The technology assets may be located at a different physical location or country than the contact center. Accordingly, many of our contact centers are not limited to performing only one of the above-mentioned services. Rather, they can perform a variety of different services for a number of different customers/programs.

We offer the following services to our clients:

Customer Care Services.  We provide outsourced customer care support services across a broad range of industries. Depending on client needs, we will assume sole or shared responsibility for the management of a client’s customer care operation – at the client’s facility or at one of our contact centers. As of December 31, 2005, we operated contact centers in the U.S., Canada, England, Ireland, Australia and the Philippines, which provided customer care services for our clients. Certain contact centers in the U.S. provide bilingual English and Spanish services to the Spanish-American marketplace. Our contact centers in Canada provide bilingual English and French services. Our contact centers in Ireland and England provide pan-European, multilingual services supporting the European marketplace.

We provide Tier I and Tier II technical support services for IT, telecommunications and consumer electronics companies and computer hardware/peripheral manufacturers, supporting both business- and consumer-based customers. Microsoft Certified Service Engineers (MCSEs) and other non-certified technical support and customer service representatives are utilized, depending upon the complexity of the programs/applications. As of December 31, 2005, we operated contact centers in the U.S., Canada and the Philippines, which provided technical support services for our clients.

Telesales.  Our telesales business operation provides telesales support activities primarily for clients in the insurance, financial services and telecommunications industries. As of December 31, 2005, this business is supported by contact centers located throughout the U.S., Canada, Ireland, England, Australia, Mexico, Barbados and the Philippines. Through our network of contact centers in the U.S. we are also able to provide bilingual English and Spanish telesales to the Spanish-American marketplace. Our contact centers in Canada provide bilingual English and French telesales. Our contact centers in Ireland and England provide pan-European, multilingual telesales supporting the European marketplace.

Marketing and CRM Technology Services.  We also support other businesses across a range of industries with marketing research, data collection and database marketing services, and provides a comprehensive suite of CRM technologies, including IVR and advanced speech recognition, ACD voice processing, e-mail management and processing, alert notification and other contact management technologies. As of December 31, 2005, this organization supported our clients from contact centers located in the U.S., Canada and the Philippines. Our CRM technologies are available on a hosted basis for use by clients at their own in-house facilities, or on a co-sourced basis in conjunction with our fully integrated state-of-the-art customer contact centers.

Target Industries

Our domestic salesforce is organized by specific vertical industries, which enables our sales personnel to develop in-depth industry and product knowledge. Several of the industries that we serve are undergoing deregulation and consolidation, which provides us with additional opportunities as businesses search for cost-effective solutions for their customer care, telesales, marketing and CRM technology-related customer support needs. Selected industries we target include:

Financial Services and Insurance

We provide retail banks, mortgage companies and other financial services organizations with a wide range of services, including card-holder acquisition, active account generation, account balance transfer, account retention, insurance telesales and customer service. Our Financial Marketing Services operation offers banking services, such as marketing and servicing home equity loans, lines of credit, loan-by-phone, checking and deposit account acquisition, mortgage loans and other traditional banking products.

Telecommunications and Information Technology

We provide customer service and telesales support for major telecommunications companies, including long distance, cellular, cable, and companies providing billing support services for telecommunications carriers.

Pharmaceutical and Healthcare Services

Through our Medical Marketing Services business organization, we support pharmaceutical and medical device manufacturers, health insurance companies and other healthcare-related suppliers, for a variety of sales and customer care applications. For example, we provide patient assistance for prescription savings programs, technical/product support for medical device manufacturers and member enrollment services for healthcare insurance companies.

Computer Technology and Consumer Electronics Products and Services

We provide customer service and telesales support for clients in the computer technology and consumer electronics industries. These applications include, but are not limited to, customer service, first-level customer technical support and customer care/retention.

Clients

We target those companies that we believe have the greatest potential to generate recurring revenue to the Company based on their ongoing direct sales and customer service needs. At December 31, 2005, we provided direct sales, market research and customer service to over 150 clients.

Our customer care clients typically enter into multi-year contractual relationships that may contain provisions for early contract terminations while we generally operate under month-to-month contractual relationships with our telesales clients. The pricing component of a contract is often comprised of a base service charge and separate charges for ancillary services. Our services are generally based upon per-minute or hourly rates. On occasion, we perform services for which we are paid incentives based on completed sales.

For each of the years ended December 31, 2005 and 2003, there were no customers which comprised more than 10% of our revenue. For the year ended December 31, 2004, we had one customer, Virgin Mobile USA, LLC, which comprised 11% of our revenue. This customer also accounted for 13% of our total accounts receivable at December 31, 2004. For the years ended December 31, 2005, 2004 and 2003, our top ten customers accounted for 48%, 50% and 55% of our total revenue, respectively.

Technology

We invest heavily in system and software technologies designed to improve operations center productivity, thereby lowering the effective cost per contact made or received, and to improve sales and customer service effectiveness by providing our sales and service representatives with real-time access to customer and product information. We believe we were one of the first fully automated teleservices companies and among the first to implement predictive dialing technology for outbound telemarketing and market research, to provide collaborative web browsing services and to provide VoIP capabilities.

Through a global implementation of VoIP, we have obtained a redundant voice and data network infrastructure (based on VoIP technology) from our telecommunications vendors that can seamlessly route inbound and outbound voice traffic to our contact centers worldwide. As an example, our percentage of VoIP-enabled workstations has increased from approximately 20% in 2003 to approximately 50% in 2005. VoIP technology has also enabled us to reduce our operating costs.

We utilize a scalable set of UNIX and Windows processors to support our outbound and inbound contact center operations. Dedicated UNIX and Windows processors are used for inbound contact centers, while predictive dialing systems, networked to UNIX and Windows processors at our three corporate data centers, are used for outbound contact centers. The predictive dialing systems support call and data management; the UNIX and Windows processors provide centralized list management, data consolidation, report generation and interfaces with client order processing systems.

We use software to prepare outbound and inbound scripts, manage, update and reference client data files, collect statistical transaction and performance data and assist in the preparation of internal and client reports. This software includes our proprietary list management system (LMS) as well as Siebel Systems’ Contact Management system. Our use of the Siebel Systems software as well as Oracle’s database management system provides a scalable and robust suite of applications to support our client’s business needs. We also use a proprietary IVR system that runs on industry standard operating systems and interfaces with our telephony system through Intel’s Dialogic interface cards. This IVR system provides an automated method to handle voice calls and interfaces with Nuance, an industry-leading speech recognition system.

Competition

The outsourced business services industry is very competitive and our principal competition in our primary markets comes from large service organizations, including, but not limited to, Convergys Corporation, SITEL Corporation, Sykes Enterprises, TeleTech Holdings, Inc., APAC TeleService, Inc. and West Corporation. We also compete with numerous independent firms, some of which are as large or larger than we are, as well as the in-house operations of many of our clients or potential clients. In addition, many businesses that are significant consumers of these services utilize more than one service firm at a time and may reallocate work among various firms from time to time. Some of this work is contracted on an individual project basis, with the result that we and other firms seeking such business are required to compete with each other frequently as individual projects are initiated. Furthermore, we believe there is a trend among some businesses toward outsourcing the management of their contact centers to large, multi-service competitors, some of which may be substantially larger with greater financial resources than ICT.

Quality Assurance, Personnel and Training

We place heavy emphasis on the delivery of quality service on calls made or taken on behalf of our clients. This is accomplished through extensive employee training and development programs, augmented with highly developed quality assurance personnel and solid business practices. Our quality assurance and training departments are responsible for the development, implementation and enforcement of policies and procedures used in operating the contact centers, including policies and training related to compliance with legal requirements applicable to our industry. The selection and training of telephone service representatives, training and professional development of operations center management personnel, monitoring of calls and verification and editing of all sales are performed through our Quality Assurance and Training organizations. Through our Quality Assurance department, our internal staff as well as the staff of our clients are able to perform real time on-site and remote call monitoring to maintain quality and efficiency. Sales confirmations are recorded, with the customer’s consent, in order to verify the accuracy and authenticity of transactions. Additionally, we are able to provide our clients with immediate updates on the progress of an ongoing program. Access to this data allows our operations management and our clients to identify potential campaign shortfalls and to immediately modify or enhance the program. Digital recording technology has been installed in all of our outbound centers. This installation allows the consolidation of all verification activities into geographically centralized locations and effectively creates a “third party” verification center. Verification results are available to our operations management and our client services management by the end of each calling day. Also, each center can access the recordings for review with supervisory staff or the service representative.

As a result of a successful pilot program, digital recording has been implemented for verification purposes for many of our inbound sales and customer service programs. As with outbound data, inbound, program data is consolidated into an existing Central Verification Center.

Our commitment to providing quality service is further illustrated by our certification with ISO 9001:2000 standards, which are administered by the International Organization for Standardization and represent an international consensus on the essential features of a quality system to ensure the effective operation of a business. All domestic and international sales and service centers are ISO 9001:2000 compliant. Our ISO 9001-2000 certification is at the core of our Quality Manager System, and is the key driver to our process driven / continual improvement orientation.

Employees

Management believes that a key driver of our success is the quality of our employees. We tailor our recruiting and training techniques toward the industries we serve. As part of the setup of each client program, service representatives receive a detailed review of each program in which they are to participate along with training regarding the background, structure and philosophy of the client that is sponsoring the program. As is typical in our business, most of our service representatives are part-time or temporary employees. As of December 31, 2005, we employed 16,174 people, of which 12,888 were part-time or temporary employees. None of our employees are currently represented by a labor union. We consider our relations with our employees to be good.

Quarterly Results and Seasonality

We have experienced and expect to continue to experience quarterly variations in operating results, principally as a result of the timing of client programs (particularly programs with substantial amounts of upfront project setup costs), the commencement and expiration of contracts, the timing and amount of new business we generated, our revenue mix, the timing of additional selling, general and administrative expenses to support the growth and development of existing and new business units, competitive industry conditions and litigation costs.

Our business tends to be strongest in the fourth quarter due to the high level of client sales and service activity for the holiday season. During the first quarter, the business generally levels off from the previous quarter as a result of reduced client sales and service activity. The level of business for our other quarters can fluctuate as a result of other factors, specifically the timing of contract wins and program starts, as well as approximately 70% of our revenue being generated from service programs, which generally have less seasonality than sales programs.

Government Regulation

Both the Federal and state governments regulate telemarketing sales practices in the U.S. The Telephone Consumer Protection Act of 1991 (the TCPA), enforced by the Federal Communications Commission (the FCC), imposes restrictions on unsolicited telephone calls to residential telephone subscribers. Under the TCPA, it is unlawful to initiate telephone solicitation to residential telephone subscribers before 8:00 A.M. or after 9:00 P.M. local time at the subscriber’s location, or to use automated telephone dialing systems or artificial or pre-recorded voices to certain subscribers. Additionally, the TCPA requires telemarketing firms to develop a written policy implementing a “do-not-call” registry and to train its telemarketing personnel to comply with these restrictions. The TCPA creates a private right of action for both consumers and state attorneys general. A court may award actual damages or minimum statutory damages of $500 for certain violations, which may be trebled for willful or knowing violations. Currently, we have put in place procedures to monitor the do-not-call registries issued by Federal and state agencies to ensure that our personnel do not contact individuals included in the applicable do-not-call lists. We also train our service representatives to comply with the regulations of the TCPA and program our call management system to avoid initiating telephone calls during restricted hours or to individuals maintained on an applicable do-not-call list.

The Federal Trade Commission (the FTC) regulates both general sales practices and telemarketing specifically. Under the Federal Trade Commission Act (the FTC Act), the FTC has broad authority to prohibit a variety of advertising or marketing practices that may constitute “unfair or deceptive acts and practices.” Pursuant to its general enforcement powers, the FTC can obtain a variety of types of equitable relief including injunctions, refunds, disgorgement, the posting of bonds, and bars from continuing to do business for a violation of the acts and regulations it enforces.

The FTC also administers the Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the TCFAPA). Under the TCFAPA, the FTC adopted the Telemarketing Sales Rule (TSR), which prohibits deceptive, unfair or abusive practices in telemarketing sales. Generally, the TSR prohibits misrepresentations of the cost, quantity, terms, restrictions, performance or characteristics of products or services offered by telephone solicitation or of refund, cancellation or exchange policies. The TSR also regulates the use of prize promotions in telemarketing to prevent deception and requires that a telemarketer identify promptly and clearly the seller on whose behalf the telemarketer is calling, the purpose of the call, the nature of the goods or services offered and, if applicable, that no purchase or payment is necessary to win a prize. The TSR also requires that telemarketers maintain records on various aspects of their business. Analogous restrictions apply to industries regulated by the FCC. The FTC amended the TSR with changes that became effective on March 31, 2003. The changes to the TSR imposed new limits on the use of predictive dialers, the technology that automatically dials a certain number of telephone numbers and routes the connected calls to telephone sales representatives as they become available. Although this technology utilizes complex algorithms in an attempt to ensure that no consumers are contacted without available telephone sales representatives to handle the calls, this situation occasionally occurs, resulting in what is known as an “abandoned” call. The new regulations place limits on the permissible numbers of such abandoned calls and require that telemarketers play a recorded message to all consumers who receive such calls. These regulations also create new limitations on the use of credit card account numbers and other consumer information, and require telemarketers to transmit caller identification information to consumers. These regulations also require the transmission of a telephone number and when made available by the telemarketer’s carrier, the name of the telemarketer or seller.

Also in 2003, the Do-Not-Call Implementation Act (the DNC Act) was signed into law. In response to the requirements set forth by the DNC Act, the FCC amended its TCPA rules. The amended rules were issued on June 26, 2003. The amendments, which were similar to the changes made to the TSR, authorized the creation of a National Do-Not-Call registry, placed a limit on the number of calls abandoned by predictive dialers, required the transmission of a telephone number to be shown by caller ID, and imposed significant fines and penalties on telemarketers that contact individuals whose phone numbers are listed on the National Do-Not-Call registry. The National Do-Not-Call registry does not prevent all unwanted calls. In particular, it does not cover calls from organizations with which consumers have established a business relationship, calls for which consumers have given prior written permission, calls which are not commercial or do not include unsolicited advertisements and calls by or on behalf of tax-exempt non-profit organizations. The regulations associated with the National Do-Not-Call registry were enforceable beginning October 1, 2003.

In response to these changes in the TSR and the TCPA, we have put in place procedures to comply with the TSR and the TCPA, including periodically scrubbing our contact lists against the National Do-Not-Call registry and other state registries and appointing a Compliance Manager who is responsible for managing the Compliance Committee that ensures our compliance with the new regulations. Our Compliance Committee, comprised of members from our Quality Assurance, Operations, Client Services, Legal and IT departments, is responsible for compliance with these regulations.

Most states have enacted statutes similar to the TCFAPA generally prohibiting unfair or deceptive acts and practices. Additionally, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices. For example, telephone sales in certain states are not final until a written contract is delivered to and signed by the buyer, and such a contract often may be canceled within three business days. At least one state also prohibits telemarketers from requiring credit card payment, and several other states require certain telemarketers to obtain licenses, post bonds or submit sales scripts to the state’s attorney general. Under the more general statutes, depending on the willfulness and severity of the violation, penalties can include imprisonment, fines and a range of equitable remedies such as consumer redress or the posting of bonds before continuing in business. Many of the statutes directed specifically at telemarketing practices provide for a private right of action for the recovery of damages or provide for enforcement by state agencies permitting the recovery of significant civil or criminal penalties, costs and attorneys’ fees. We cannot be assured that any such laws, if enacted, will not adversely affect or limit our current or future operations.

In addition to the laws regulating telephone sales activities, there are federal and state laws governing consumer privacy, such as the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act. In addition, the USA PATRIOT Act imposes some requirements that affect some of our clients in the financial services sector.

The various industries that we serve are also subject to government regulation. For example, our work on client programs involving the sale of insurance products implicates state licensing and regulatory requirements. In addition, our work on behalf of our pharmaceutical clients requires knowledge of Food and Drug Administration regulations regarding the reporting of adverse events.

In addition to Federal regulation, activity at the state and Federal level regarding laws that impact the teleservices industry has intensified over the past several years. States have enacted a variety of laws regulating marketing via telephone. Do-not-call lists, restricted hours or days, registration, request to continue solicitation and no rebuttal laws are common in many states. We have developed a system to facilitate compliance with all of these laws. Our Compliance Committee is responsible for compliance.

Internationally, the various countries outside of the United States in which we have operations generally have less detailed regulatory frameworks for teleservices activities. Instead, many of these countries have laws and/or regulations regulating consumer privacy and the collection and use of consumer data. The most prominent of these are the European Union’s Data Privacy Directives and legislation imposed by some of the European Union member states. We have put in place procedures to comply with these rules, including not transferring personal data collected in the European Union outside of the European Union.

In Canada, the Canadian Radio-Television and Telecommunications Commission enforces a variety of rules affecting the teleservices industry including regulations on unsolicited communications via automatic dialing and announcing devices. On January 1, 2004, the Personal Information Protection and Electronic Documents Act (“PIPEDA”), a federal law regulating the collection and use of an individual’s personal information, became effective. PIPEDA requires, among other things, the establishment of a privacy policy and procedure and the appointment of a privacy officer. Our Compliance Committee is currently monitoring provincial legislative activity in this area as PIPEDA permits individual provinces to enact their own, more stringent privacy laws.

MANAGEMENT

The following table sets forth information concerning our executive officers.

Name, Age and Position	Business Experience
John J. Brennan, 62, Chairman, Chief Executive Officer and President	Mr. Brennan has served as Chairman, Chief Executive Officer and a director of the Company since April 1987, when he oversaw the buyout of ICT’s predecessor company, International Computerized Telemarketing, Inc., from Decision Industries Corporation (“DIC”). He also served as President of the Company from April 1987 to June 2001 and resumed serving in that capacity in January 2003. Mr. Brennan was employed by DIC from May 1983 to March 1987 and over that period served as Vice President of Product Marketing, Vice President of Corporate Planning and Business Development and President of its subsidiary, International Computerized Telemarketing.

John D. Campbell, 50, Executive Vice President, Global Sales and Marketing	Mr. Campbell has served as Executive Vice President, Global Sales and Marketing of the Company since January 2003. Prior to that, Mr. Campbell was President of ICT Sales since January 1998. He served as President of ICT Domestic Sales from January 1997 to January 1998 and as Senior Vice President, Sales and Marketing from January 1990 to January 1998.

Timothy F. Kowalski, 45, Executive Vice President, Marketing and Technology Solutions	Mr. Kowalski has served as Executive Vice President, Marketing and Technology Solutions of the Company since January 2005 and as Executive Vice President, Technology and Planning since January 2003. Prior to that, Mr. Kowalski was President, CRM Technology Ventures and Senior Vice President Corporate Planning since December 2001. From February 2000 to November 2001, Mr. Kowalski served as President of the Company’s former wholly-owned subsidiary ICT ConnectedTouch LLC. Mr. Kowalski was the Company’s Senior Vice President, Systems and Technology and Chief Information Officer from August 1997 to February 2000.

John L. Magee, 52, Executive Vice President, Global Operations	Mr. Magee has served as Executive Vice President, Global Operations of the Company since January 2003. Prior to that, Mr. Magee was President, ICT North American Services since January 2001 and was President of our TeleServices Division since January 1996. He was the Company’s Executive Vice President, Operations from January 1994 to January 1996. From November 1987 to January 1994, he served as Senior Vice President, Operations of the Company.

Vincent A. Paccapaniccia, 48, Executive Vice President, Finance and Administration, Chief Financial Officer and Assistant Secretary	Mr. Paccapaniccia has served as Executive Vice President, Finance and Administration of the Company since January 2003 and as Chief Financial Officer since August 1998. From August 1998 until January 2003, Mr. Paccapaniccia was the Company’s Senior Vice President, Finance and Assistant Secretary. From July 1998 to August 1998, he served as Senior Vice President of Finance. From January 1996 to July 1998, Mr. Paccapaniccia served as Vice President of Finance.

Lloyd M. Wirshba, 47, Executive Vice President and Chief Administrative Officer	Mr. Wirshba has served as Executive Vice President and Chief Administrative Officer of the Company since January 2006 and as Executive Vice President since July 2005. Prior to joining the Company, Mr. Wirshba was Senior Vice President, Member Services for America Online from May 2003 to February 2005. Prior to that, Mr. Wirshba held positions of increasing responsibility with American Express Company, including Senior Vice President, US Service Delivery from January 2001 to May 2003.

Name, Age and Position	Business Experience
Pamela J. Goyke, 50, Chief Information Officer and Senior Vice President of Systems and Technology	Ms. Goyke has served as the Company’s Chief Information Officer and Senior Vice President of Systems and Technology since October 2000. Prior to joining the Company, Ms. Goyke served as Senior Manager for Ernst & Young LLP in its High Growth Customer Relationship Management Practice from 1999 to 2000. She held several senior management positions with Electronic Data Systems from 1981 to 1998, including Divisional Vice President and Divisional Chief Information Officer.

Janice A. Jones, 61, Senior Vice President, Corporate Support Services	Ms. Jones has served as the Company’s Senior Vice President, Corporate Support Services since January 2003. Prior to that, Ms. Jones was the Company’s Senior Vice President Quality Management and Development since September 1999 and served as Vice President Quality Assurance from 1996 to 1999.

Dean J. Kilpatrick, 61, Senior Vice President, CRM Services Operations	Mr. Kilpatrick has served as Senior Vice President, North American Sales and Services of the Company since February 2006 and as Senior Vice President CRM Services Operations since July 2003. Prior to that, Mr. Kilpatrick was Senior Vice President Corporate Operations since May 2002 and President of the Company’s Marketing Services division since September 1996.

Donald T. McCormick, 48, Senior Vice President, Credit Card & Affinity Sales	Mr. McCormick has served as Senior Vice President, Credit Card & Affinity Sales of the Company since January 2006 and as Senior Vice President North American CRM Sales Division since July 2003. From December 1999 until July 2003, Mr. McCormick served as the Vice President and General Manager of the Company’s financial services business. Prior to joining the Company, Mr. McCormick was the President of Beach Direct Marketing Resources, Inc., a direct marketing consulting company, from June 1998 to December 1999.

Jeffrey C. Moore, 50, Senior Vice President, General Counsel and Secretary	Mr. Moore has served as the Company’s Senior Vice President, General Counsel and Secretary since December 2003. From October 1996 until December 2003, Mr. Moore served as General Counsel and later Vice President and General Counsel of Kulicke & Soffa Industries, Inc., a chip assembly and test interconnect company.

SELLING SHAREHOLDERS

The following table sets forth the number of shares beneficially owned by the selling shareholders named below as of April 6, 2006, as provided by the selling shareholders. For a further discussion of the relationship between us and the selling shareholders, see “Selling Shareholders” in the accompanying prospectus.

	Shares Beneficially Owned Prior to the Offering(1)		Number of Shares Offered	Shares Beneficially Owned After the Offering
Name	Number	Percent		Number	Percent
John J. Brennan (2)	7,687,992	58.9%	781,000	6,906,992	44.9%
Eileen Brennan Oakley (3)	5,381,556	42.1%	396,000	4,985,556	32.9%
John D. Campbell (4)	127,949	1.0%	49,500	78,449	*
John L. Magee (5)	149,331	1.2%	37,500	111,831	*
Timothy F. Kowalski (6)	44,312	*	8,500	35,812	*

*	Less than one percent.
(1)	The selling shareholders have granted an option to the underwriters to purchase up to an aggregate of 172,500 additional shares of our common stock, solely to cover over-allotments, if any. We have also granted to the underwriters an option to purchase up to an aggregate of 300,000 additional shares of our common stock, solely to cover over-allotments, if any. The number of shares offered by each selling shareholder shown in the table above includes, as to each selling shareholder, the number of shares that would be sold by that selling shareholder only if the underwriters’ over-allotment option is exercised in full, as follows: Mr. Brennan—71,000 shares; Ms. Oakley—66,000 shares; Mr. Campbell—10,500 shares; Mr. Magee—18,000 shares; and Mr. Kowalski—7,000 shares.
(2)	Consists of (i) 4,500,000 shares over which John J. Brennan and Donald P. Brennan share dispositive power and certain voting power and over which John J. Brennan and Eileen Brennan Oakley share certain voting power pursuant to an Amended and Restated Voting Trust Agreement dated April 1, 2004, (ii) 154,425 issued and outstanding shares over which John J. Brennan exercises voting control pursuant to certain Voting Agreements entered into by and among current and former employees of the Company, John J. Brennan and the Company, (iii) 1,873,111 issued and outstanding shares, (iv) 29,200 issued and outstanding shares held jointly with John Brennan’s wife, (v) 249,700 shares issuable pursuant to exercisable stock options issued in John Brennan’s name as of April 6, 2006 or within 60 days thereafter and (vi) 881,556 shares held subject to twelve trusts over which Ms. Oakley, the daughter of Donald P. Brennan, and John J. Brennan share certain voting power pursuant to a Voting Agreement dated April 1, 2004.
(3)	Consists of (i) 881,556 shares held subject to twelve trusts over which Ms. Oakley has voting control and (ii) 4,500,000 shares over which John J. Brennan and Ms. Oakley share certain voting power pursuant to an Amended and Restated Voting Trust Agreement dated April 1, 2004.
(4)	Includes 76,400 shares issuable pursuant to stock options exercisable as of April 6, 2006 or within 60 days thereafter over which John J. Brennan holds voting control pursuant to the terms of a Voting Agreement.
(5)	Includes 6`1,900 shares issuable pursuant to exercisable stock options as of April 6, 2006 or within 60 days thereafter over which John J. Brennan exercises voting control pursuant to the terms of a Voting Agreement.
(6)	Includes 44,100 shares issuable pursuant to stock options exercisable as of April 6, 2006 or within 60 days thereafter over which John J. Brennan exercises voting control pursuant to the terms of a Voting Agreement.

UNDERWRITING

Under an underwriting agreement dated April 6, 2006, we and the selling shareholders have agreed to sell to the underwriters named below the indicated aggregate numbers of shares of our common stock.

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated	1,732,500
William Blair & Company, L.L.C.	472,500
Canaccord Adams Inc.	472,500
Craig-Hallum Capital Group LLC	472,500

Total	3,150,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option we describe below.

We and the selling shareholders have granted to the underwriters a 30-day option to purchase up to 472,500 additional shares in aggregate from us and the selling shareholders at the public offering price less the underwriting discounts. The option may be exercised only to cover any over-allotments of our common stock.

The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $0.755 per share. The underwriters and selling group members may allow a discount of not more than $0.10 per share on sales to other broker/dealers. After the offering, the representatives may change the public offering price and concession and discount to broker/dealers. As used in this section:

•	Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us and the representatives are the firms acting on behalf of the underwriters.

•	Selling group members are securities broker/dealers to whom the underwriters may sell shares of our common stock at the public offering price less the selling concession above but who do not have a contractual commitment to purchase shares from us.

•	Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

•	The syndicate consists of the underwriters and the selling group members.

The following table summarizes the compensation to be paid to the underwriters:

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting discounts payable by us	$1.26	$1.26	$2,583,000	$2,961,000
Underwriting discounts payable by the selling shareholders	1.26	1.26	1,386,000	1,603,350

Total			$3,969,000	$4,564,350

The underwriting fee will be an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to us and the selling shareholders per share of common stock. The underwriters’ compensation was determined through arms’ length negotiations among us, the selling shareholders and the representatives of the underwriters.

We have agreed to pay all of our expenses, and those of the selling shareholders, in connection with this offering. We estimate the expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $500,000. Expenses include the Securities and Exchange Commission filing fees, Nasdaq National Market listing fees, printing, legal, accounting, and transfer agent and registrar fees, and other miscellaneous fees and expenses.

We, certain of our shareholders, including the selling shareholders, and our directors and executive officers have agreed not to offer, sell, transfer, pledge, contract to sell, transfer or pledge any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus supplement, except that these restrictions will not apply to our ability to grant employee or director stock options and other equity awards under the terms of equity incentive plans in effect on the date of this prospectus or to issue our common stock upon any exercise of these options. The restrictions will also not apply to transfers by our directors and executive officers by gift, will or intestacy so long as the transferee agrees not to make further transfers of the shares during the 90-day period. The 90-day period may be extended under certain circumstances when we announce earnings or material news or a material event during the last 17 days of the 90-day period, or if prior to the expiration of the 90-day period we announce that we will release earnings within the 16-day period after the last day of the 90-day period.

We and the selling shareholders have agreed to indemnify the underwriters, subject to customary limitations, against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in that respect.

The shares of our common stock are traded on The Nasdaq National Market under the symbol “ICTG.”

Some of the underwriters and their affiliates have provided, and may provide in the future, financial advisory, commercial banking and investment banking services to us, for which they have received and would receive customary compensation.

The representatives of the underwriters may engage in over-allotment transactions, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions.

These stabilizing transactions and syndicate covering transactions may cause the price of our common stock to be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus supplement and accompanying prospectuses in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members participating in this offering.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus supplement.

We incorporate by reference the following documents that we have filed with the SEC:

•	Annual Report on Form 10-K for our fiscal year ended December 31, 2005, filed on March 6, 2006; and

•	Current Reports on Form 8-K, filed on February 27, 2006, March 17, 2006, March 22, 2006 (as amended on April 3, 2006) and April 6, 2006.

All documents we may file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, prior to the termination of the offering described herein, will be deemed to be incorporated by reference.

Information in this prospectus supplement supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in this prospectus supplement, the accompanying prospectus and the incorporated documents.

You may obtain a copy of any of these filings, at no cost, by submitting a request to:

Corporate Secretary

ICT Group, Inc.

100 Brandywine Boulevard

Newtown, PA 18940

(800) 799-6880

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed with or incorporated by reference as part of the registration statement.

We file reports, proxy statements and other information with the SEC. You may read any materials we have filed with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the applicable fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

LEGAL MATTERS

Certain legal matters relating to the shares of our common stock offered hereby will be passed upon for us and certain of the selling shareholders by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Some legal matters will be passed upon for one of the selling shareholders by Davis Polk & Wardwell, New York, New York. Some legal matters will be passed upon for the underwriters by Bingham McCutchen LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements and schedule of ICT Group, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

3,000,000 Shares

[ICT GROUP, INC. LOGO]

ICT GROUP, INC.

Common Stock

We may use this prospectus to offer and sell up to 2,000,000 shares of common stock from time to time.

Certain of our shareholders may also offer and sell up to 1,000,000 shares of common stock under this prospectus.

We may offer and sell up to an additional 300,000 shares of common stock using this prospectus and certain of our shareholders may offer and sell up to an additional 150,000 shares of common stock using this prospectus solely to cover the exercise of any underwriters’ over-allotment option.

We will provide the specific terms of such offering of the shares covered by this prospectus in supplements to this prospectus prepared in connection with each offering. The prospectus supplement also may add, update or change the information contained in this document. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell these securities without a supplement.

Our common stock is quoted on The Nasdaq National Market under the symbol “ICTG.” On May 17, 2002, the last reported sale price for our common stock on The Nasdaq National Market was $19.95 per share.

For a discussion of the risks you should consider in deciding whether to buy our common stock, see “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described in this prospectus or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 20, 2002.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we, and, with respect to 1,150,000 of the shares offered thereby, certain of our selling shareholders, may, from time to time, sell these shares in one or more offerings up to a total of 3,450,000 shares of common stock. This prospectus provides you with a general description of the shares offered by this prospectus. Each time we or certain of our shareholders sell these shares, we will provide a prospectus supplement that will contain information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” before you decide whether to invest in the common stock.

The registration statement that contains this prospectus (including the exhibits) contains additional information about us and the shares covered by this prospectus. That registration statement and the other reports can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

You should only rely on the information contained in, or incorporated into, this document. We have not authorized anyone to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the registration statement and any other materials that we file with the SEC may be read and copied at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains all information filed electronically by us, including reports, proxy and information statements. The address of the SEC’s website is http://www.sec.gov.

i

We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register the shares with the SEC. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, we may in the future file additional documents with the SEC. When filed, the information in these documents will update and supersede the current information in, and incorporated by reference in, this prospectus. The historical and future information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. The documents incorporated by reference contain important information about us, our business and our finances.

We incorporate by reference the documents listed below and any other documents we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act until the offering described by this prospectus is completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001, as amended by Form 10-K/A filed on May 16, 2002;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002; and

•	The description of our common stock contained in our Form 8-A registration statement filed with the SEC on June 4, 1996.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference but not delivered with this prospectus). You should direct requests for documents to ICT Group, Inc., 100 Brandywine Boulevard, Newtown, Pennsylvania 18904, (800) 799-6880.

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ICT GROUP, INC.

We are a leading global provider of integrated customer relationship management solutions that are designed to help our clients identify, acquire, retain, service, measure, and maximize the lifetime value of their customer relationships. Our outsourced customer relationship management solutions include inbound and outbound sales, up-selling/cross-selling, customer care and retention and technical support/help desk services, marketing research, including telephone interviewing, coding and analysis, and database design and marketing analysis. We also offer a comprehensive suite of customer relationship management technologies on a hosted basis, for use by clients at their own in-house facilities, or on a co-sourced basis, in conjunction with our fully compatible, web-enabled customer relationship management contact centers. We serve clients in many industries, including insurance, financial services, telecommunications and utilities, pharmaceuticals and health care, and information technology.

We were incorporated under the laws of the Commonwealth of Pennsylvania on March 20, 1987. Our principal executive offices are located at 100 Brandywine Boulevard, Newtown, Pennsylvania 18940, and our telephone number is (800) 799-6880.

We maintain a web site on the World Wide Web at www.ictgroup.com. Our web site and the information contained on our web site shall not be deemed to be part of this prospectus. ICT™, ICT Group™, ICT Research Services™, ICT/Canada Marketing™, ICT Spantel™, Smartline™, DrMDSM and our logo are our trademarks or servicemarks. All trademarks, servicemarks or trade names appearing in this prospectus are the property of their respective holders.

RISK FACTORS

An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider the risks described below together with all of the other information included in this prospectus and any prospectus supplement before making an investment decision. The risks and uncertainties described below are not the only ones facing us.

We may not be able to manage our growth effectively, which could adversely affect our results of operations.

We have experienced rapid growth over the past several years and currently expect to continue a high rate of growth. Rapid growth places a significant strain on our management, operations and resources. Our future performance and profitability will depend on our ability to:

•	build our infrastructure to meet the demands of our clients;

•	successfully recruit, train and retain qualified personnel in a cost-effective manner;

•	maintain state-of-the-art technical capabilities to compete effectively in the customer relationship management industry;

•	effectively oversee and manage our customer relationship management contact centers as we expand geographically, including internationally;

•	effectively manage the growth and implementation of our customer interaction centers;

•	successfully introduce cost-effective, off-shore customer relationship management solutions;

•	select and serve new vertical markets;

•	successfully build and develop value-added marketing solutions;

•	successfully integrate any acquired businesses; and

•	manage our business in light of general economic conditions and conditions which may affect in particular our clients and other companies in our vertical markets.

If we are unable to manage our growth successfully, our business and results of operations could be harmed.

If we are unable to keep pace with technological changes, our business will be harmed.

Our business is highly dependent on our computer and telecommunications equipment and software capabilities. Our failure to maintain the competitiveness of our technological capabilities or to respond effectively to technological changes could have a material adverse effect on our business, results of operations or financial condition. Our continued growth and future profitability will be highly dependent on a number of factors, including our ability to:

•	expand our existing solutions offerings;

•	achieve cost efficiencies in our existing customer relationship management contact center operations; and

•	introduce new solutions that leverage and respond to changing technological developments.

There can be no assurance that technologies or services developed by our competitors or vendors will not render our products or services non-competitive or obsolete, that we can successfully develop and market any new services or products, that any such new services or products will be commercially successful or that the integration of automated customer support capabilities will achieve intended cost reductions. In addition, the inability of equipment vendors and service providers to supply equipment and services on a timely basis could harm our operations and financial condition.

Our results of operations may be subject to significant fluctuations.

Our quarterly and annual operating results have fluctuated in the past and may vary in the future due to a wide variety of factors, including:

•	the commencement and expiration or termination of contracts;

•	our revenue mix;

•	the amount and timing of new business;

•	the financial strength of our customers and the collectibility of our receivables;

•	our ability to successfully open new customer relationship management contact centers or to expand existing centers in a timely fashion;

•	the timing of additional selling, general and administrative expenses; and

•	competitive conditions in our industry.

Historically, our business has been strongest in the second and fourth quarters due to the high level of client sales activity in the spring and prior to the holiday season in the fall. In the past, during the first quarter, customer relationship management services activity generally leveled off or slowed from the previous quarter as a result of reduced client sales activity and client transitions to new marketing programs during the first quarter of the calendar year. In addition, in the past, we generally expanded our operations in the first and third quarters, without a commensurate increase in revenues in those quarters, to support anticipated business growth beginning in the second and fourth quarters, respectively. However, more recently, we have experienced quarterly fluctuations in our business as a result of other factors, such as the timing of demand for the particular services we offer in the specific geographical areas we service.

Due to these factors, our quarterly revenues, expenses and results of operations could vary significantly in the future. You should take these factors into account when evaluating past periods and, because of the potential variability in our quarterly results, you should not rely upon results of past periods as an indication of our future performance. In addition, because our operating results may vary significantly from quarter to quarter, results may not meet the expectations of securities analysts and investors, and this could cause the price of our common stock to fluctuate significantly.

Our contracts often are short term or may be subject to early termination by our clients, which could cause our operating results to fluctuate.

Although we seek to sign long-term contracts with our clients, we generally operate under month-to-month contractual relationships with our teleservices clients. Our teleservices clients are free to cancel our services with little notice. The potentially brief duration of certain teleservices programs we implement for clients could cause our operating results to fluctuate. In addition, while our customer care management services unit generally enters into longer term contractual relationships, those contracts often provide for early termination. Certain of those contracts require the client to pay a contractually agreed amount in the event of early termination, but others do not. We cannot assure you that we will be able to collect such amount or that such amount, if received, will sufficiently compensate us for our investment in the canceled program or for the revenues we may lose as a result of early termination.

We depend on particular industries and a small number of major customers for a majority of our revenues.

We currently generate a majority of our revenues from clients in the insurance and financial services industries. Our growth and financial results are largely dependent on continued demand for our services from clients in these industries and current trends in these industries to outsource certain customer relationship management services. Outsourcing refers to the situation in which an entity contracts with a third party, such as us, to provide support services rather than performing those services in house. A general economic downturn in any of these industries or a slowdown or reversal of the trend in any of these industries to outsource certain customer relationship management services could have a material adverse effect on our business, results of operations or financial condition.

Our largest client in recent years has been Aegon Life Insurance Company, which accounted for approximately 17% of our net revenues in 2001. On March 18, 2002, we announced that we would no longer provide outbound telesales services to Aegon in North America. We currently expect that the revenue reduction associated with this curtailment in services will be approximately $10 to $12 million, with the wind down commencing in the second quarter of 2002. One other client, Capital One Corporation, accounted for approximately 12% of our net revenues in 2001. A significant additional decrease in business from Aegon or a significant decrease in business with or loss of any other major customers could have a material adverse effect on our revenues and our results of operations.

We may be unable to cost-effectively hire or retain qualified personnel, which could materially increase our costs.

Our business is labor intensive and is characterized by high personnel turnover. Although we believe our employees are highly qualified and well trained by industry standards, many of our employees receive modest hourly wages and most of our employees work part time. A higher turnover rate among our employees would increase our recruiting and training costs and decrease operating efficiencies and productivity. Some of our operations require specially trained employees and growth in our business will require us to recruit and train qualified personnel at an accelerated rate from time to time. We cannot assure you that we will be able to continue to hire, train and retain a sufficient labor force of qualified employees. In addition, a significant portion of our costs consists of wages paid to hourly workers. An increase in hourly wages, costs of employee benefits or employment taxes could materially adversely affect us.

Our profitability will be adversely affected if we do not maintain sufficient capacity utilization.

Our profitability is influenced significantly by how we utilize our customer interaction center capacity. We attempt to maximize utilization; however, because much of our business is inbound, we have significantly higher utilization during peak (weekday) periods than during off-peak (night and weekend) periods. We have experienced periods of idle capacity, particularly in our multi-client customer interaction centers. In addition, we have experienced, and in the future may experience, at least in the short-term, idle peak period capacity when we open a new customer interaction center or terminate or complete a large client program. From time to time we assess the expected long-term capacity utilization of our centers. Accordingly, we may, if deemed necessary, consolidate or shutdown under-performing centers in order to maintain or improve targeted utilization and margins. There can be no assurance that we will be able to achieve or maintain optimal customer interaction center capacity utilization.

Interruptions or failures of our technology infrastructure could harm our business and reputation.

We are highly dependent on the stability of our computer and communications equipment, systems and software. These systems could be interrupted by natural disasters, power losses, operating malfunctions or computer viruses and other disruptions caused by unauthorized or illegal access to our systems. If an interruption occurs, the contracts that we have with our clients may provide for damages and for termination or re-negotiation. We maintain property damage insurance, but it may not adequately compensate us for any losses we may incur. Any interruption in or failure of our technology equipment systems could have a material adverse effect on both our business and our reputation.

An increase in telephone rates or a significant interruption in telephone service could increase our costs or harm our business.

Our ability to offer services at competitive rates is highly dependent upon the cost of local and long distance telephone service provided by various local and long distance telephone companies. Any change in the telecommunications market that would affect our ability to obtain favorable rates on telephone services could harm our business. Moreover, any significant interruption in telephone service or developments that could limit the ability of telephone companies to provide us with increased capacity in the future could harm our existing operations and prospects for future growth.

Any future acquisitions we decide to undertake will involve risks.

We have grown our business primarily through internal expansion, and we expect to continue our growth through both internal expansion and selective acquisitions of companies that would augment our service offerings, facilitate our entry into new sectors and/or geographic markets and otherwise expand our business. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities, reach mutually agreeable terms with acquisition candidates or obtain additional financing, if amounts in excess of the availability under our existing credit facility are necessary, to pay for any acquisitions that we undertake. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs and cause diversion of our management’s time and resources. Future acquisitions by us could result in:

•	dilutive issuances of equity securities;

•	reductions in our operating results;

•	incurrence of debt and contingent liabilities;

•	recording of goodwill and other intangibles that could become impaired; and

•	other acquisition-related expenses.

Some or all of these items could have a material adverse effect on our business. Any businesses we acquire in the future may not generate sales and profitability sufficient to justify our investment. In addition, to the extent that consolidation becomes more prevalent in our industry, the prices for suitable acquisition candidates may increase to unacceptable levels and thus limit our ability to grow through acquisitions.

Our international operations are subject to changes in foreign laws and economic conditions and exchange rate fluctuations.

We have business locations in the United States, Canada, Ireland, the United Kingdom, Australia and Barbados. International operations are subject to certain risks common to international activities, such as changes in foreign governmental regulations, tariffs and taxes, import/export license requirements, the imposition of trade barriers, difficulties in staffing and managing foreign operations, political uncertainties, longer payment cycles, foreign exchange restrictions that could limit the repatriation of earnings, possible greater difficulties in accounts receivable collection, potentially adverse tax consequences, and economic instability.

We conduct our business in various foreign currencies and are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could impact our results of operations and financial condition. We also are subject to certain exposures arising from the translation and consolidation of the financial results of our foreign subsidiaries. A significant change in the value of the dollar against the currency of one or more countries in which we operate may have a material adverse effect on our results of operations. We historically have not entered into hedge contracts for our translation risk or our economic risk.

Our business could be significantly disrupted if we lose members of our management team.

We believe that our success depends to a significant degree upon the continued contributions of our executive officers and other key personnel, both individually and as a group. Our future performance will be substantially dependent on our ability to retain them. The loss of the services of any of our executive officers, particularly John J. Brennan, our Chief Executive Officer, could prevent us from executing our business strategy.

Our use of Arthur Andersen LLP as our independent auditor may pose risks to us.

On March 14, 2002, Arthur Andersen LLP, our independent auditor, was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Andersen has stated publicly that it intends to contest vigorously the indictment. As a publicly traded company, we are required to file with the SEC annual financial statements audited by an independent auditor. The SEC has said that it will continue accepting, financial statements audited by Andersen, and interim financial statements reviewed by it, so long as Andersen is able to make specified representations to its clients. Andersen made these representations to us in connection with our annual report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference in this prospectus. Some investors, including significant funds and institutional investors, may choose not to invest in or hold securities of a company that does not have current financial reports available or whose financial statements are audited by Andersen. Our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Andersen, if Andersen becomes unable to make required representations to us or if for any reason (including the loss of key members of our audit team from Andersen) Andersen is unable to perform required audit-related services for us in a timely manner. If any of these events were to occur, we would promptly seek to engage a new independent auditor, but these actions could be disruptive to our operations and affect the price and liquidity of our securities.

We may not be able to effectively win business against our competition.

The customer relationship management solutions industry is highly competitive. We compete with:

•	the in-house customer relationship management operations of our clients or potential clients;

•	other outsourced customer relationship management providers, some of which have greater resources than we have; and

•	providers of other marketing and customer relationship management formats and, in particular, other forms of direct marketing such as interactive shopping and data collection through television, the internet and other media.

Many businesses that are significant consumers of customer relationship management solutions use more than one customer relationship management solutions firm at a time and reallocate work among various firms from time to time. We and other firms seeking to perform outsourced customer relationship management solutions are frequently required to compete with each other as individual programs are initiated. We cannot be certain that we will be able to compete effectively against our current competitors or that additional competitors, some of which may have greater resources than we have, will not enter the industry and compete effectively against us. As competition in the industry increases, we may face increasing pressure on the prices for our services.

If the trend toward outsourcing or the growth in the industry we serve decreases, our growth may suffer.

Our growth depends in part on continued demand for our services prompted by the outsourcing trend, as well as continued growth in the industries we serve. If interest in outsourcing wanes or there is a significant downturn in the insurance or financial services or other industries, our business and our growth could suffer.

Consumer resistance to our services could harm our industry.

As the customer relationship management solutions industry continues to grow, the effectiveness of customer relationship management solutions as a direct marketing tool may decrease as a result of consumer saturation and increased consumer resistance to customer acquisition activities, particularly direct sales.

Government regulation of our industry and the industries we serve may increase our costs and restrict the operation and growth of our business.

Both federal and state governments regulate our business and the customer relationship management solutions industry as a whole. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the Federal Trade Commission, or the FTC, to issue regulations restricting certain telemarketing practices and prohibiting misrepresentations in telephone sales. The FTC regulations implementing this Act are commonly referred to as the Telemarketing Sales Rule. The FTC has initiated a broad review of the Telemarketing Sales Rule, and published proposed revisions to this rule in January 2002. In addition, as a part of its 900 Number Rule rulemaking review, which was promulgated pursuant to the Telephone Disclosure and Dispute Resolution Act of 1992, the FTC has also issued proposed revisions to the 900 Number Rule which would impose additional restrictions on our business. Further, additional regulations promulgated by the Federal Communications Commission under the Telephone Consumer Protection Act of 1991 also impact our business. In addition to current laws, rules and regulations that regulate our business, bills are frequently introduced in Congress to regulate the use of credit information. We cannot predict whether additional federal or state legislation will be enacted that regulates our business. Additional federal or state legislation could limit our activities or increase our cost of doing business which could, in turn, cause our operating results to suffer.

Several of the industries we serve, particularly the insurance, financial services, pharmaceutical and telecommunications industries, are subject to government regulation. We could be subject to a variety of regulatory enforcement or private actions for our failure or the failure of our clients to comply with these regulations. Our results of operations could be adversely impacted if the effect of government regulation of the industries we serve is to reduce the demand for our services or expose us to potential liability. We and our employees who sell insurance products are required to be licensed by various state insurance commissions for the particular type of insurance product sold and to participate in regular continuing education programs. Our participation in these insurance programs requires us to comply with certain state regulations, changes in which could materially increase our operating costs associated with complying with these regulations.

A voting trust controlled by our Chief Executive Officer and one of our directors controls 37% of our outstanding common stock.

A voting trust controlled by John J. Brennan, our Chief Executive Officer, and his brother Donald P. Brennan, one of our directors, controls approximately 37% of our outstanding common stock. John J. Brennan controls approximately an additional 18% of our outstanding common stock through shares he personally owns, including shares subject to options that are exercisable currently, and through various voting agreements he has entered into with our employees. As a result, John J. Brennan and Donald P. Brennan have substantial influence in the election of our directors and in determining the outcome of other matters requiring shareholder approval. Their ownership will be reduced to the extent of their sales of shares that may be offered using this prospectus. See “Selling Shareholders.”

If either John J. Brennan or Donald P. Brennan ceases to be one of our affiliates, their substantial holdings could be sold in the public market without restriction, which could then lower the market price of our common stock.

Terrorism and the possibility of further acts of violence may have a material adverse effect on our operations.

Terrorism attacks, such as the attacks that occurred on September 11, 2001, the response by the United States and further acts of violence or war may affect the market on which our common stock trades, the markets in which we operate, our operations and profitability and your investment. Further terrorist attacks against the United States or other countries may occur. The potential near-term and long-term effect of these attacks on our business, the market for our common stock and the global economy is uncertain. The consequences of any terrorist attacks, or any armed conflicts that may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or the trading price of our common stock.

Our stock price has been and may continue to be highly volatile.

From January 1, 2001 through May 17, 2002, the market price of our common stock fluctuated from a low of $8.07 to a high of $27.49. The market price of our common stock may continue to be volatile and may be significantly affected by:

•	actual or anticipated fluctuations in our operating results;

•	announcements of new services by us or our competitors;

•	developments with respect to conditions and trends in our industry or in the industries we serve;

•	governmental regulation;

•	general market conditions; and

•	other factors, many of which are beyond our control.

In addition, the stock market has, recently and from time to time, experienced significant price and volume fluctuations that have adversely affected the market prices of securities of companies without regard to their operating performances.

Anti-takeover provisions in our articles of incorporation, bylaws and Pennsylvania law and the right of our board of directors to issue preferred stock without shareholder approval could make a third-party acquisition of us difficult.

Provisions of our articles of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt not approved by our board of directors, including those made at a premium over the prevailing market price of the common stock held by shareholders.

Our classified board of directors, limitations on calling a special meeting of our shareholders and the authority of our board to issue preferred stock and establish certain rights, preferences, privileges, limitations and other special rights thereof without any further vote or action by our shareholders could have the effect of delaying, impeding or discouraging the acquisition of control of us in a transaction not approved by our board of directors.

Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, or the PBCL, which is applicable to us, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. In general, Subchapter F of Chapter 25 of the PBCL delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and us, unless prior approval of our board of directors is given. The term “business combination” is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions using our assets for purchase price amortization or refinancing purposes. An “interested shareholder,” in general, would be a beneficial owner of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus and in the documents we have referred you to contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on our management’s beliefs and assumptions and on information currently available to our management. In addition, we will make forward-looking statements in any supplements to this prospectus. Forward-looking statements include all statements that are not historical facts. Words such as “believes,” “expects,” “anticipates,” “intends,” “seeks,” “could,” “will,” “predicts,” “potential,” “continue,” “may,” “plans,” “estimates” and similar expressions, or the negative of these and similar expressions, are intended to identify such forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, the effects of future regulation and the effects of competition.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Risks, warranties and assumptions that should affect our actual results are discussed in greater detail in this prospectus and in our other filings with the SEC that are incorporated herein by reference. You should not put undue reliance on any forward-looking statements. You should understand that many important factors, in addition to those discussed elsewhere in this prospectus and in any prospectus supplement, could cause our results to differ materially from those expressed in forward-looking statements. These factors include, among others, our competitive environment, economic and other conditions in the markets in which we operate and governmental regulations.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus and in any prospectus supplement. Other than with respect to previously issued projections and except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any securities sold for general corporate purposes, which may include financing of capital expenditures, reductions of our indebtedness and potential acquisitions. Pending these uses, we may temporarily invest funds that we do not immediately need for these purposes in short-term, interest-bearing, investment grade securities.

We will not receive any proceeds from the sale of common stock by any selling shareholders.

SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 1, 2002, and as adjusted to reflect the anticipated sale of the shares of our common stock to be offered by each selling shareholder.

Unless otherwise indicated, and subject to community property laws where applicable, to our knowledge, each of the persons named in the following table has sole voting and investment power with respect to all of the shares of common stock shown to be owned beneficially by him or her. In calculating beneficial and percentage ownership, all shares of common stock that a selling shareholder will have the right to acquire within 60 days after April 1, 2002 upon exercise of stock options are considered to be outstanding for the purpose of computing the ownership of that selling shareholder, but are not considered to be outstanding for the purpose of computing the percentage of common stock owned by any other selling shareholder. Each selling shareholder’s percentage ownership in the following table is based upon an aggregate of 12,267,125 shares of common stock outstanding as of April 1, 2002. Unless otherwise indicated, the address of each selling shareholder listed below is care of: ICT Group, Inc., 100 Brandywine Boulevard, Newtown, PA 18940.

	Shares Beneficially Owned Prior to Any Offering		Number of Shares That May Be Offered (1)	Shares Beneficially Owned After Any Offering (1)
Name	Number	Percent		Number	Percent
John J. Brennan (2)	6,731,700	54.9%	704,000	6,027,700	41.4%
Eileen Brennan Oakley (3)	1,681,526	13.7%	360,000	1,321,526	9.1%
John D. Campbell (4)	193,000	1.6%	49,000	144,000	1.0%
John L. Magee (5)	234,575	1.9%	25,000	209,575	1.4%
Seth J. Lehr (6)	12,500	*	5,000	7,500	*
Maurice J. Kerins (7)	48,000	*	4,000	44,000	*
Timothy F. Kowalski (8)	23,225	*	2,000	21,225	*
Janice A. Jones (9)	6,975	*	1,000	5,975	*

*	Less than one percent.
(1)	We anticipate that the selling shareholders will grant to the underwriters of a transaction described in a prospectus supplement to this prospectus an option to purchase up to an aggregate of 150,000 additional shares of our common stock, solely to cover over-allotments, if any. We also anticipate that we will grant to the underwriters of a transaction described in a prospectus supplement to this prospectus an option to purchase up to an aggregate of 300,000 additional shares of our common stock, solely to cover over-allotments, if any. The specific terms of the over-allotment option will be described in that prospectus supplement. The number of shares that may be offered by each selling shareholder shown in the table above includes, as to each selling shareholder, the number of shares that would be sold by that selling shareholder if the underwriters’ over-allotment option is exercised in full, as follows: Mr. Brennan—58,000 shares; Ms. Oakley—60,000 shares; Mr. Campbell—10,000 shares; Mr. Magee—10,000 shares; Mr. Lehr—5,000 shares; Mr. Kerins—4,000 shares; Mr. Kowalski—2,000 shares; and Ms. Jones—1,000 shares.
(2)	Includes (i) 4,500,000 shares of Common Stock over which John J. Brennan and Donald P. Brennan share voting control and dispositive power pursuant to a Voting Trust Agreement dated October 16, 2000 with John J. Brennan and Donald P. Brennan as voting trustees, and a Shareholders Agreement dated October 16, 2000, (ii) 121,775 issued and outstanding shares of Common Stock over which John J. Brennan exercises voting control pursuant to certain Voting Agreements entered into by and among current and former ICT employees, John J. Brennan and ICT, (iii) 1,880,800 issued and outstanding shares of Common Stock, and (iv) 229,125 shares of Common Stock issuable pursuant to exercisable stock options issued in Mr. Brennan’s name.
(3)	These shares are held subject to trusts over which Ms. Oakley, the daughter of Donald P. Brennan, has voting control.
(4)	Includes 128,500 shares of Common Stock issuable pursuant to stock options exercisable as of April 1, 2002 or within 60 days thereafter over which John J. Brennan holds voting control pursuant to the terms of a Voting Agreement.
(5)	Consists of 234,575 shares of Common Stock issuable pursuant to exercisable stock options over which John J. Brennan exercises voting control pursuant to the terms of a Voting Agreement.
(6)	Includes 12,500 shares of Common Stock issuable pursuant to stock options exercisable as of April 1, 2002 or within 60 days thereafter.
(7)	Includes 48,000 shares of Common Stock issuable pursuant to stock options exercisable as of April 1, 2002 or within 60 days thereafter.
(8)	Includes 22,325 shares of Common Stock issuable pursuant to stock options exercisable as of April 1, 2002 or within 60 days thereafter over which John J. Brennan exercises voting control pursuant to the terms of a Voting Agreement.
(9)	Includes 6,975 shares of Common Stock issuable pursuant to stock options exercisable as of April 1, 2002 or within 60 days thereafter over which John J. Brennan exercises voting control pursuant to the terms of a Voting Agreement.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock as of the date hereof consists of 40,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares preferred stock, par value $.01 per share. As of March 31, 2002, we had 12,267,125 shares of common stock and no shares of preferred stock outstanding. The description of our capital stock and certain provisions of our charter documents is not complete and is qualified in its entirety by our articles of incorporation and bylaws, which are included as exhibits to documents incorporated by reference into this prospectus, and to the applicable provisions of Pennsylvania law.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. If dividends are declared, whether payable in cash, property or our securities, all holders of common stock are entitled to share equally in such dividends. In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, after payment has been made to the holders of shares of preferred stock, if any, for the full amount to which they are entitled, the holders of the shares of common stock are entitled to share equally in the assets available for distribution.

Preferred Stock

Our board of directors is authorized, without further action by our shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to establish the designations, preferences, qualifications, limitations, restrictions, liquidation preferences, dividends, redemption rights, voting rights, conversion rights and other special or relative rights of any series of preferred stock. The issuance of shares of preferred stock could adversely affect the voting power and other rights of holders of our common stock. Because the terms of the preferred stock may be fixed by our board of directors without shareholder action, the preferred stock could be issued quickly with terms designed to defeat a proposed takeover of us, or to make the removal of our management more difficult. The authority to issue preferred stock or rights to purchase such stock could be used to discourage a change in control of us. We are not aware of any such threatened transaction to obtain control of us, and the board of directors has no current plans to designate and issue any additional shares of preferred stock.

Limitation of Liability; Indemnification of Officers and Directors

Our bylaws provide that, pursuant to and to the extent permitted by Pennsylvania law, our directors shall not be personally liable for monetary damages for breach of any duty owed to us and our shareholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Pennsylvania law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving knowing violations of law, or for actions resulting in improper personal benefit to the director. This provision also does not affect a director’s responsibilities under any criminal statute or the liability of a director for the payment of taxes pursuant to local, state or federal taxes. Our bylaws further provide that we will indemnify our officers, directors and other indemnified representatives against any liability unless prohibited by applicable law, unless the conduct of the officer, director of other indemnified representative is determined to constitute willful misconduct or recklessness, unless the conduct of the officer, director or indemnified representative has been determined to be attributable to the receipt by that person of a personal benefit from us to which that person not legally entitled, or unless and to the extent that indemnification has been determined to be otherwise unlawful.

Certain Provisions That May Have an Anti-Takeover Effect

Provisions of our articles of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt not approved by the board of directors, including those made at a premium over the prevailing market price of the common stock held by shareholders.

Our articles of incorporation and bylaws provide for a classified board of directors consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for election of directors following the election of such class. Any director may be removed for cause only upon the vote of the holders of the shares of common stock then entitled to vote.

Additionally, the authority of our board of directors to issue preferred stock and establish certain rights, preferences, privileges, limitations and other special rights without any further vote or action by our shareholders could have the effect of impeding or discouraging the acquisition of control of us in a transaction not approved by our board of directors.

Our articles of incorporation and bylaws further provide that (i) shareholders may act only at an annual or special meeting, and (ii) special meetings may be called only by the chairman of our board of directors, the president or a majority of the board of directors.

Our bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of proposed shareholder nominations of candidates must be timely given in writing to our secretary prior to the meeting at which directors are to be elected.

These provisions are intended to encourage persons considering an acquisition or takeover of us to negotiate with our board of directors rather than pursue non-negotiated takeover attempts, even though such takeover might be desired by a majority of the shareholders. These provisions may also reduce the likelihood of a change in the management or voting control of us without the consent of the then incumbent board of directors.

Subchapter F of Chapter 25 of the PBCL, which is applicable to us, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. In general, Subchapter F of Chapter 25 of the PBCL delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and us. The term “business combination” is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions utilizing our assets for purchase price amortization or refinancing purposes. An “interested shareholder,” in general, would be a beneficial owner of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of us. However, since each of Messrs. Brennan was a beneficial owner of shares entitled to greater than 20% of such votes prior to the date when we elected to be governed by such subchapter, neither would be deemed an interested shareholder.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock offered by this prospectus will be American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We and, with respect to a portion of the common stock offered hereby, the selling shareholders, may sell the offered common stock as follows:

•	directly to one or more purchasers;

•	through agents;

•	to and through one or more dealers;

•	to and through one or more underwriters; or

•	through a combination of any such methods of sale.

The distribution of the common stock pursuant to any applicable prospectus supplement may be effected from time to time in one or more transactions either:

•	at a fixed price or prices which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Offers to purchase the common stock may be solicited directly by us. Offers to purchase the common stock may also be solicited by agents designated by us from time to time. Any such agent, who may be deemed to be an “underwriter” as that term is defined in the Securities Act of 1933, as amended, or the Securities Act, involved in the offer or sale of the common stock in respect of which this prospectus is delivered will be named, and any commissions which shall be payable by us to such agent will be set forth, in the applicable prospectus supplement.

If a dealer is utilized in the sale of the common stock, we will sell the common stock to the dealer, as principal. The dealer, who may be deemed to be an “underwriter” as that term is defined in the Securities Act, may then resell the common stock to the public at varying prices to be determined by such dealer at the time of resale.

If an underwriter is, or underwriters are, utilized in the sale of the common stock, we will execute an underwriting agreement with such underwriters at the time of such sale to them and the names of the underwriters will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the common stock. In connection with the sale of the common stock, such underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common stock for whom they may act as agents. Underwriters may sell common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of the common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may also engage in transactions with, or perform services for us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase the common stock from us pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable prospectus supplement. Institutions with which such contracts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that the purchase of common stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and if the common stock is also being sold to underwriters, we shall have sold to such underwriters the common stock not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility with respect to the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for the common stock pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of offered shares pursuant to such contracts.

To facilitate an offering of the shares of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the shares. This may include over-allotments or short sales of the shares, which involves the sale by persons participating in the offering of more shares than we have sold to them. In such circumstances, such persons would cover the over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of our common stock by bidding for or purchasing shares of our common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if shares that they sold are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

We anticipate that the selling shareholders will grant to the underwriters of a transaction described in a prospectus supplement to this prospectus an option to purchase up to an aggregate of 150,000 additional shares of our common stock, solely to cover over-allotments, if any. We also anticipate that we will grant to the underwriters of a transaction described in a prospectus supplement to this prospectus an option to purchase up to an aggregate of 300,000 additional shares of our common stock, solely to cover over-allotments, if any. The specific terms of the over-allotment option will be described in that prospectus supplement. The number of shares that would be sold by each selling shareholder if the underwriters’ over-allotment option is exercised in full is as follows: Mr. Brennan—58,000 shares; Ms. Oakley—60,000 shares; Mr. Campbell—10,000 shares; Mr. Magee—10,000 shares; Mr. Lehr—5,000 shares; Mr. Kerins—4,000 shares; Mr. Kowalski—2,000 shares; and Ms. Jones—1,000 shares.

The anticipated date of delivery of the common stock will be set forth in the applicable prospectus supplement relating to each offer.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements of ICT Group, Inc. and its subsidiaries as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

ICT GROUP, INC.

3,150,000 Shares of Common Stock

Prospectus Supplement

April 6, 2006

Robert W. Baird & Co.

William Blair & Company	Canaccord Adams	Craig-Hallum Capital Group LLC